FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 29, 2013

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 29, 2013 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Stock Code ：2311
NYSE ：ASX

Notice and Agenda

Of

2013 Annual Shareholders’ Meeting

June 26, 2013

Summary Translation

Meeting Notice

Coupon 1

Notice for Meeting

I.
Please note that we are scheduled to hold the 2013 Shareholders’ General Meeting on Wednesday, June 26, 2013 at 10:00 a.m. (shareholder registration starts 9:00 a.m.; registration at meeting venue) at Chuang-ching Hall, 600, Jia-chang Rd., NEPZ, Nantz Dist., Kaohsiung City.

(1)	Status Reports:

1.	2012 Business Report.

2.	Report by supervisors on review of the 2012 financial statements.

3.	Report on total amount for endorsement, guarantee and amount of loans to third parties.

4.	The effect of the first adoption of IFRS on unappropriated earnings and special surplus reserve report.

5.	Report on the implementation of the privately offered foreign convertible corporate bonds passed in the 2012 shareholders meeting.

6.	The Company amended the Proceedings of Board Meetings.

(2)	Matters for Ratification:

1.	Ratification of the Company's 2012 final financial statements.

2.	Ratification of 2012 earnings distribution proposal.

(3)	Matters for Discussions:

1.
To discuss whether to consecutively or simultaneously select one of or combine cash capital increase by issuing common shares and GDR, domestic cash capital increase by issuing common shares, and privately offered foreign convertible corporate bonds.

2.	Discussions of revision of the Procedures for Lending Funds to Other Parties.

3.	Discussions of revision of the Procedures of Making of Endorsement and Guarantees.

4.	Discussions of revision of the Company’s Articles of Incorporation.

(4)	Other Resolutions and Extempore Motions

II.
For the Company’s 2012 surplus distribution, the board of directors has drafted a shareholder divided of NT$7,987,973,811 at NT$1.05 per share, all of which will be distributed in cash. The above distribution of dividends to shareholders and the cash and stock dividend distribution rates are calculated based on the number (7,607,594,106) of shares recorded in the Register of Shareholders as of March 28, 2013. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation and make adjustments accordingly.

III	Please refer to the description on the back for the procedure of privately offering foreign convertible corporate bonds (Coupon 5).

IV.	According to Article 165 of the Company Act, stock transfer shall be discontinued from April 28, 2013 to June 26, 2013.

V.
Apart from the public announcement, this is the letter of invitation attached with one copy each of the Notice for Attendance of the Shareholders’ General Meeting and proxy. You are cordially invited to attend. If you are to attend the meeting in person, please report to the site on the date of meeting by filling out Coupon 2 the Notice for Attendance in Person and Coupon 3 Sign-in Card. If you wish to consign an agent to attend on your behalf, please send back Coupon 6 Proxy and Coupon 3 Sign-in Card in its full form, duly filled out, to the Company’s stock affairs agent, President Securities Corp. with attention to Department of Stock Affairs Agency 5 days prior to the meeting. Once the signature or seal is verified, the Company’s stock affairs agent will send back the Sign-in Card with the registration seal affixed to your agent for attending the shareholders’ general meeting.

VI.
If any shareholder wishes to enlist proxies, the Company will produce a general checklist stating therein the information of the solicitor and the soliciting information on 2013/5/24 to be disclosed on the website (http://free.sfib.org.tw). Investors who wish to make an enquiry may enter the website and navigate to Free Enquiry System for Announced Information Related to Proxy. Click on the Entry for Enquiry About the Announced Information on Proxy for Meeting on the right-hand side and enter the search criteria.

VII.
In this year's annual general meeting, shareholders may exercise their voting rights via electronic voting. The period for which electronic voting may be carried out: From May 27 to June 23, 2013. Login to Taiwan Depository & Clearing Corporation's "Stock Vote" website for and proceed in accordance with the instructions provided (web address: www.stockvote.com.tw)

VIII.	This is for your information and please act accordingly.

To:
Shareholder ___________
The Board of Directors, Advanced Semiconductor Engineering, Inc.

Address: B1, 8, Tunghsing St., Sungshan District, Taipei City 105

Stock Affairs Agent for Advanced Semiconductor Engineering, Inc.

Exclusive line for stock affairs agency: (02) 2746-3797 (Representative Line) Website: http://www.pscnet.com.tw/

Exclusive line for stock affairs agency: (02) 2746-3797 (Representative Line) Website: http://www.pscnet.com.tw/

The personal information collected by the Department of Stock Affairs Agency is processed or used only for stock affair purposes, and the related information will be stored according to the regulations or the agreed storage periods. Please contact the Department of Stock Affairs Agency if you intend to exercise the related rights.

Coupon 2:

Notice for Those Attending in Person

Please note that I shall personally attend the 2013 Shareholders’ General Meeting on June 26, 2013 and you may send me the Sign-in Card.

To:

Advanced Semiconductor Engineering, Inc. Shareholder No.:
Shareholder Name:
(If proxy is consigned, please endorse on the back of the card)

Please sign here if you shall attend the meeting in person.

Serial No.:                                                                Checked and Verified by:

Coupon 3: Sign-in Card
This Sign-in Card will become null	2013 Shareholders’ General Meeting of
and void without the registration	Advanced Semiconductor Engineering, Inc.
seal by the Company’s stock	☐ To attend in person
affairs agent.	☐ By proxy
Sign-in Card
Time: 10:00AM, Thursday, June 26, 2013
Place: Zhuang Jing Auditorium, 600 Jiachang
Rd., Nantz Processing Export Zone, Nantz
District, Kaohsiung City
Shareholder No.:
Number of Shares Held:
Addressee:
Shareholder Name:
Mailing Address of Shareholder:
Name of Agent:
Mailing Address of Agent:
Serial No. of Attendance:	Approved by:

Coupon 4
Advanced Semiconductor Engineering, Inc. cash dividend transfer (change) application form
Account No.								Authorized seal
Account Name
Telephone
Original	Name of Bank		Bank Code		Branch	Account title		Account No.	Check digit
registration
(Do not send in
the form if there
are no errors)
(New) Change	Name of Bank		Bank Code		Branch	Account title		Account No.	Check digit

	Post	Passbook (H)	P07	Br		-	Acc		-
	Office			an			oun
				ch			t N
				No			o.
.

※	Please fill out bank information completely and carefully; a check will be sent if the fund is unable to be transferred.
※	If you are not familiar with filling out the account number for fund transfer, please attach a photocopy of your account passbook to facilitate data entry.
※	The distribution of cash dividends by the Company may be conducted via bank transfer or via checks.
※	Please send the form back to the Department of Stock Affairs at President Securities Corp. before June 26, 2013 for processing.

Please Note:

※	The souvenir for shareholders this year will be: Coffee mug and bowl set; in the event of insufficient quantity, an alternative souvenir of equal value will be distributed.
※
If you are unable to attend the shareholders' meeting in person and wish to appoint the Department of Stock Affairs at President Securities Corp. to attend on your behalf, please present your proxy form, signed or sealed, to President Securities Corp. between June 4, 2013 and June 20, 2013 (with the exception of weekends and holidays), from 8:30 AM to 4:30 PM at the following address: 1F, 8, Tunghsing St., Sungshan District, Taipei City; Telephone: (02)2746-3797). Applications are not accepted otherwise.

※
You may pick up the souvenir from June 21 to June 25, 2013 at President Securities Corp. at No. 8, Tunghsing St., Sungshan District, Taipei City or from June 4 to June 25, 2013 at 26, Ching 3rd Road, NEPZ, Kaohsiung City. 8:30 a.m. to 4:30 p.m. except on weekends and holidays.

※	If you plan to attend the meeting in person on June 26, 2013, you may pick up the souvenir at the meeting.
※
For shareholders who wish to exercise the voting rights by electronic means, the souvenir may be picked up between 8:30 a.m. and 4:30 p.m. on June 26, 2013 at the Department of Stock Affairs at President Securities Corp. at No. 8, Tunghsing St., Sungshan District, Taipei City. Souvenirs cannot be mailed or replaced after the meeting.

※	You may enquire about the souvenir-related information at the exclusive souvenir section on the website of President Securities Corp. at http://www.pscnet.com.tw/.

Coupon 5
Private offering of foreign convertible corporate bonds

To cope with needs for funds in the longer term and allow more diversified and flexible funding channels, the AGM is urged to authorize the board to consecutively or simultaneously select one of or combine issuing GDRs through cash capital increases, conducting domestic cash capital increases by issuing common shares, and privately offering foreign convertible corporate bonds at appropriate times depending on market circumstances and needs for funds.

According to Article 43-6 of the Securities and Exchange Act and the Directions for Public Companies Conducting Private Placements of Securities, the aforementioned privately offering of foreign convertible corporate bonds is described as follows:

(1)	Basis and reasonableness of private offering price:

The issue price for the private offering of foreign convertible corporate bonds is set to be not lower than 80% of the formula price referred to in the Directions for Public Companies Conducting Private Placements of Securities. For the actual issue price, the shareholders meeting will be requested to grant the board of directors the authority to set the price according to the law and not below the range approved by the shareholders meeting and depending on current market and company circumstances. The price for this private offering of foreign convertible corporate bonds is set according to the regulations and in consideration of the strict restrictions for transfer timing, recipient, and quantity of the privately offered securities. In addition, the shares converted from the corporate bonds may not be publicly listed for three years of the delivery. The price for this private offering of foreign convertible corporate bonds is deemed to be reasonable under the terms and factors such as weaker liquidity.

(2)	Selection method and purpose for designated persons, necessity, and expected benefits:

The offeree selection procedure shall follow the rules under Article 43-6 of the Securities and Exchange Act and the previous order (91) Tai-Cai-Zheng-1 No. 0910003455 on June 13, 2002 from the Securities and Futures Commission of the Ministry of Finance. The purpose for selecting offerees is to introduce strategic investors. A strategic investor refers to an individual or corporate entity that, for the purpose of increasing the Company's profits, assists the Company to enhance technology, improve quality, increase efficiency, and expand market through vertical or horizontal industrial integration or collaboration in product or market development. The selection of offerees shall be decided by the board of directors as authorized by the shareholders meeting. The purpose, necessity, and expected benefits are to meet the demands of the Company's operations by having private offering investors provide the Company with assistance in enhancing technology, improving quality, reducing costs, increasing efficiency, and expanding the market in order to strengthen the Company's competitiveness and improve operational efficiency and long term development.

(3)	The necessity, use of funds, and expected benefits:

1.
Reasons against a public offering: The choice of a private offering is in support of the Company's future business development and plans to introduce strategic investors and in consideration of the time sensitiveness, convenience, issue costs and shareholder stability provided by a private offering. In addition, privately offered securities are restricted from free transfers under the Securities and Exchange Act, and the rule will ensure a long term partnership between the Company and its strategic investors.

2.
Maximum amount of private offering: This private offering of foreign convertible corporate bonds is subject to a maximum of NT$15 billion or the equivalent in foreign currencies. However, the actual amount of the private offering shall be determined according to the applicable regulations and financial market circumstances at the time. When a convertible corporate bond holder obtains common shares of the Company by exercising the conversion right, the number of shares is calculated based on the conversion price at the time of conversion.

3.	Use of funds and expected benefits: This private offering of foreign convertible corporate bonds may be made by the board of directors as authorized by the shareholders meeting within one year of the passing of the resolution. The raised capital is expected to be used for one or more purposes of capital expenditure, providing for working capital increases, repaying bank loans, and reinvestments. In addition, it is expected that the fund will be completely used within three years after the private offering is completed. The expected benefits include a positive impact on shareholder rights and one or more of strengthened position in the industry, enhanced long term competitiveness, improved financial structure, and savings in interest expenses. However, the actual private offering and the schedule for the use of funds shall depend on the Company's needs for funds, regulations, and financial market circumstances.

(4)	Rights and obligations associated with converting corporate bonds to common shares

The rights and obligations associated with the common shares converted from this private offering of foreign convertible corporate bonds are identical to those associated with the existing common shares of the Company. However, the listing and resale of such common shares shall be subject to the rules under the Securities and Exchange Act. Private offerings of foreign convertible corporate bonds shall be conducted in compliance with the letter from the Financial Supervisory Commission of the Executive Yuan, Jin-Guan-Zheng-1 No. 09700513881 on October 21, 2008.

(5)
The private offering plan includes primarily the issue and conversion rules, actual private offering price, private offering terms, plan items, amounts, scheduled progress and expected benefits, and other matters potentially related to the issue plan. The shareholders meeting will be requested to authorize the board of directors to make adjustments at its full discretion according to the Company's financial needs, financial market circumstances, and relevant regulations. The shareholders meeting will also be requested to authorize the board of directors to make modification or correction at its full discretion in response to future changes in regulations, orders from competent authorities, or changes in market circumstances, business assessments, or objective environmental conditions.

(6)
In order to complete the private offering of foreign convertible corporate bonds, the shareholders meeting will also be requested to authorize the chairman of the board or a designated person to represent the Company in signing all relevant contracts and documents and complete all subsequent procedures for the Company.

(7)	For matters that are not covered herein, the shareholders meeting will be requested to authorize the board of directors to, in accordance with law, proceed at its discretion.

※	For more information on private offerings, please visit the following websites: The Market Observation Post System:

http://mops.twse.com.tw/mops/web/index, the Company's website: http://www.aseglobal.com

Instructions for use of the Proxy

1.	The proxy is provided with two different forms and the shareholder may opt to use any of them. However, if both forms are used simultaneously, it shall be deemed as carte blanche.

2.
Before solicitation for proxy is made by the other party, shareholders are advised to ask the solicitor to provide the information on the written and advertising contents or consult with the Company-compiled general information of the solicitor’s written and advertising contents in order to fully understand the background information of the solicitor and the candidate to be elected as well as the opinions on the agenda by the solicitor.

3.
If the trustee agent is not a shareholder, he/she should fill out his/her ID number or the uniform serial number in the Shareholder A/C Column. 4.If the solicitor is a trust business or service agency institution, please fill out the uniform serial number in the Shareholder A/C Column.

5.	All other matters related to the agenda shall be conducted by the instructions herein provided.

6.
Once the proxy has been delivered to the Company and the shareholder wishes to personally attend the meeting or exercise his or her voting rights by electronic means, the concerned shareholder should notify the Company in writing two days prior to the shareholders’ meeting to rescind the notice for proxy. If the shareholder fails to do so by the deadline, the voting right cast by the trustee agent shall govern.

7.
The Department of Stock Affairs at President Securities Corp. (No. 8, Tunghsing St., Sungshan District, Taipei City) has been appointed the Company's stock affairs agent for the current shareholders' meeting. Telephone: (02)2746-3797. If you are unable to attend the shareholders' meeting in person to approve the proposals of the Board of Directors, please place a check mark next to the proposal on Format II of the proxy form, signed or sealed (1. Ratification of the Company's 2012 final financial statements. 2. Ratification of 2012 earnings distribution proposal. 3. To discuss whether to consecutively or simultaneously select one of or combine cash capital increase by issuing common shares and GDR, domestic cash capital increase by issuing common shares, and privately offered foreign convertible corporate bonds. 4. Discussions of revision of the Procedures for Lending Funds to Other Parties. 5. Discussions of revision of the Procedures of Making of Endorsement and Guarantees. 6. Discussions of revision of the Company’s Articles of Incorporation. The Department of Stock Affairs at President Securities Corp. has been appointed the Company's stock affairs agent.

8.	See Coupon 6 for the format of the proxy.

Coupon 6

If you wish to consign an agent to attend the meeting on your behalf, please fill out this coupon and send it back.
Stock Code No.: 2311
PROXY		Principal (Shareholder)		Serial No.	02	ASE
Format I	Format II	Shareholder No.	Number of shares held	Signature or Seal
A. ____________ (the trustor must fill it	A.____________ (the trustor must fill out in
out in person and it may not be replaced by affixation of seal) is hereby consigned as the agent for the undersigned shareholder, to attend the 2013 Shareholders’ General Meeting to be held on June 26, 2013, representing the undersigned shareholder to exercise the rights of shareholders with regard to the matters in the agenda and may at his/her discretion handle the extempore motions in the meeting.
B. Please mail the attendance pass or presence sign-in card to the agent. If the meeting date is changed for whatever the reason, this Proxy remains in force (limited to this meeting only).
To:
Advanced Semiconductor Engineering,
Inc.
Date of authorization:

person and it can not be replaced by affixation of seal) is hereby consigned as the agent for the undersigned shareholder, to attend the Shareholders' General Meeting to be held on June 26, 2013, representing the undersigned shareholder to exercise the rights and opinion of shareholders with regard to the following agenda:
Name or Title
	1.Ratification of the Company's 2012 final financial statements. 1. Ratify 2. Oppose 3. Abstain from voting.	Solicitor		Signature or Seal
	2.Ratification of 2012 earnings distribution proposal. 1. Ratify 2. Oppose 3. Abstain from voting.	Account No.

3.To discuss whether to consecutively or simultaneously select one of or combine cash capital increase by issuing common shares and GDR, domestic cash capital increase by issuing common shares, and privately offered foreign convertible corporate bonds.
1. Ratify 2. Oppose 3. Abstain
from voting.
Name or Title
	4.Discussions of revision of the Procedures for Lending Funds to Other Parties.1. Ratify2. Oppose 3. Abstain from voting.	ID No.
	5.Discussions of revision of the Procedures of Making of Endorsement and Guarantees. 1. Ratify 2.Oppose 3. Abstain from voting.	Address
6.Discussions of revision of the Company’s Articles of Incorporation. 1. Ratify 2. Oppose 3. Abstain from voting.
7.Extempore Motions.
B. If this shareholder has not ticked any of the above motions, it shall mean ratification or endorsement of each and every motion.
C. The agent of this shareholder may have the right at his/her discretion to handle any extempore motions in the meeting.
D. Please mail the attendance pass or presence sign-in card to the agent. If the meeting date is changed for whatever the reason, this Proxy remains in force (limited to this meeting only).
To: Advanced Semiconductor Engineering, Inc. Date of authorization:
Serial No.:                                                                       Checked and Verified by:

Atten: 105  B1, 8, Tunghsing St., Sungshan District, Taipei City 105

Stock Affairs Agent for Advanced Semiconductor Engineering, Inc.
President Securities Corp. Department of Stock Affairs Agency

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Taiwan Northern Post Office Administration Registration Permit No.
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Meeting Agenda

Table of Contents

Meeting Procedure		1
Meeting Agenda		2
Status Reports		3
Matters for Ratification		5
Matters for Discussion		7
Other Resolutions and Extempore Motions		14

Attachments:
Ⅰ.	2012 Business Report	15
Ⅱ.	Supervisors' Report	19
Ⅲ.	Table of Comparison of Proceedings of Board of Directors	20
Ⅳ.	2012 Independent Auditor's Report and Financial Statements	25
Ⅴ.	Guidelines for Issuance and Conversion of Privately Offered Foreign Non-guaranteed Convertible Corporate Bonds (Tentative)	45
Ⅵ.	Table of Comparison of Procedures for Lending Funds to Other Parties	48
Ⅶ.	Table of Comparison of Procedures of Making of Endorsement and Guarantees	53
Ⅷ.	Table of Comparison of Revised Articles of the Company’s Incorporation	57
Appendixes:
Ⅰ.	Rules of Procedure for Shareholders’ Meeting	59
Ⅱ.	Articles of Incorporation (before revision)	63
Ⅲ.	Status of Holdings by Directors and Supervisors	69
Ⅳ.	Information Concerning Employee Bonus and Information Remuneration for Directors and Supervisors	70
Ⅴ.	Impact upon Business Performance and EPS Resultant from Nonremunerative Share Allotment this time Operating Performance and Earnings Per Share	71

Advanced Semiconductor Engineering, Inc.

2013 Annual Shareholders’ Meeting Procedure

I.	Meeting called to order (announcing respective holding of shareholders present)
II.	Chairperson's opening remarks
III.	Status Reports
IV.	Matters for Ratification
V.	Matters for Discussion
VI.	Other Resolutions and Extempore Motions
VII.	Meeting Ended

Advanced Semiconductor Engineering, Inc.

2013 Annual Shareholders’ Meeting Agenda

1. Time: 10:00AM, Wednesday, June 26, 2013
2. Place:  Zhuang Jing Auditorium, 600 Jiachang Rd., Nantz Processing Export Zone,
Nantz District, Kaohsiung City
3. Present: All shareholders and proxies
4. Chairperson's Remarks
5. Status Reports
(1) 2012 Business Report
(2) Report by supervisors on review of the 2012 financial statements.
(3) Report on total amount for endorsement, guarantee and amount of loans to third parties.
(4) The effect of the first adoption of IFRS on unappropriated earnings and special surplus reserve report.
(5) Report on the implementation of the privately offered foreign convertible corporate bonds passed in the 2012 shareholders meeting.
(6) The Company amended the Proceedings of Board of directors Meetings.

6. Matters for Ratification

Case 1:	Ratification of the Company's 2012 final financial statements.
Case 2:	Ratification of 2012 earnings distribution proposal.

7. Matters for Discussion
Case 1:
To discuss whether to consecutively or simultaneously select one of or combine cash capital increase by issuing common shares and GDR, domestic cash capital increase by issuing common shares, and privately offered foreign convertible corporate bonds.

Case 2:	Discussions of revision of the Procedures for Lending Funds to Other Parties.
Case 3:	Discussions of revision of the Procedures of Making of Endorsement and Guarantees.
Case 4:	Discussions of revision of the Company’s Articles of Incorporation.
8. Other Resolutions and Extempore Motions 9. Meeting Ended

Status Reports

1. 2012 Business Report (proposed by the Board of Directors)
Explanation: Please see Attachment Ⅰ for the 2012 Business Report attached to this Agenda Manual.

2. Report by supervisors on review of the 2012 financial statements. (proposed by the Board of Directors)
Explanation: Please see Attachment Ⅱ for the Supervisors’ Report attached to this Agenda Manual.

 3. Report of the Company's aggregate amount of endorsements and guarantees and amounts of loans extended to others as of December 31,2012. (proposed by the Board of Directors)
  Explanation: (1)The Company's aggregate amount of endorsements and guarantees is as follows as of December 31, 2012:

Unit: NT$ 1,000
Guarantee beneficiary	Relationship	Guaranteed amount
Anstock Limited	Subsidiaries in which it indirectly holds 100% voting shares	3,438,832
(2)The Company's aggregate amount of loans extended to others is zero as of December 31, 2012.

4.The effect of the first adoption of IFRS on unappropriated earnings and special surplus reserve report. (proposed by the Board of Directors)
Explanation:  (1)    In accordance with the Financial Supervisory Commission's letter, Jin-Guan-Zheng-Fa No. 1010012865 on April 6, 2012.

(2)   As a result of the Company's adoption of IFRS, the unappropriated earnings on the conversion date, January 1, 2012, and for the comparison period in 2012 increased by NT$4,664,876 thousand and decreased by NT$695,659 thousand  respectively.

(3)   The Company followed the orders in the aforementioned letter, and the first adoption of IFRS led to a cumulative translation adjustment profit on the book of NT$3,353,938 thousand. As of January 1, 2012, regarding the retained earnings created by the decision to adopt IFRS 1 exemptions, a special surplus reserve of NT$3,353,938 thousand was set aside.

5. Report on the implementation of the privately offered foreign convertible corporate bonds passed in the 2012 shareholders meeting. (proposed by the Board of Directors)
Explanation: (1) A resolution passed by the shareholders meeting on June 21, 2012 has authorized the board of directors of the Company to issue privately offered foreign non-guaranteed convertible corporate bonds or foreign subordinated perpetuity convertible corporate bonds up to a total amount of NT$9 billion in equivalent foreign currencies within one year of the passing of the resolution in response to the Company's capital needs, the condition of the financial markets, or regulatory requirements.

  (2)  With respect to the aforementioned private offering by the board of directors as authorized by the shareholders meeting, the issuance deadline has expired on June 20, 2013, and the Company's board of directors did not make any private offering during the aforementioned authorized issuance period.

6. The Company amended the Proceedings of Board of directors Meetings. (proposed by the Board of Directors)
Explanation: (1) In response to the amendment of the Regulations Governing Procedure for Board of directors Meetings of Public Companies released by the Financial Supervisory Commission on August 22, 2012, the Company's board of directors approved the amendment of the Company's Proceedings of Board of directors Meetings on September 27, 2012.

   (2) Please see Attachment Ⅲ for the Table of Comparison of Proceedings of Board of directors Meetings attached to this Agenda Manual.

Matters for Ratification

Case 1 (proposed by the Board of Directors)

Proposal:	2012 final accounts for your recognition.
Explanation:
1. The Company's 2012 financial statements have been audited and attested by Deloitte & Touche and reviewed by the Supervisors.

2. Please ratify the financial statements (see Attachment Ⅳ to this Agenda Manual for details) and the 2012 Business Report (see Attachment Ⅰ to this Agenda Manual for details).

Resolution:

Case 2 (proposed by the Board of Directors)

Proposal:	Please ratify the Company’s 2012 proposal for earnings distribution.
Explanation: 1.
The Board of directors has drafted the Company’s 2012 proposal for surplus distribution as shown in the table below in accordance with the applicable laws and the Company’s Articles of Incorporation for your ratification.

Advanced Semiconductor Engineering, Inc.
2012 earnings distribution proposal

Unit: NT$
Item	Amount
Prior year retained earnings	6,756,011,846
Subtract: Unappropriated earnings recorded from cancelled treasury stocks	290,022,973
Add: Current year gross profit	13,091,359,427
Subtract: Provision for 10% statutory surplus reserve	1,309,135,943
Subtract: Provision for special surplus reserve	309,991,832
Current year earnings to be distributed	17,938,220,525
Items for distribution:
Dividends (Note 1)	7,987,973,811
Current year retained earnings	9,950,246,714

Remarks: NT$228,000,000 to be distributed for Director and Supervisor remuneration NT$1,147,223,000 to be distributed for employee bonuses, all in cash

President: Jason C.S. Chang                  Manager: Richard H.P. Chang         Accountant Manager: Joseph Tung

	Note 1:	A total of NT$7,987,973,811 is distributed as dividends, NT$1.05 per share, all of which will be distributed in cash. The above distribution of dividends to shareholders and the cash and stock dividend distribution rates are calculated based on the number (7,607,594,106) of shares recorded in the Register of Shareholders as of March 28, 2013. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation and make adjustments accordingly.

	Note 2:	In response to the introduction of an integrated income tax system, earnings of the most recent year will be distributed this time.

2. Basis date for dividend distribution: The board of directors is authorized to set the date after it is passed at the shareholders meeting.

Resolution:

Matters for Discussion

Case 1 (proposed by the Board of Directors)
Proposal:

To discuss whether to consecutively or simultaneously select one of or combine cash capital increase by issuing common shares and GDR, domestic cash capital increase by issuing common shares, and privately offered foreign convertible corporate bonds.

Explanation:

To finance future capacity expansion, provide for working capital increases, repay bank loans, or cope with other needs for funds in the longer term, the Company is urged to authorize the board of directors to consecutively or simultaneously select one of or combine issuing GDRs through cash capital increases, conducting domestic cash capital increases by issuing common shares, and privately offering foreign convertible corporate bonds according to articles of incorporation, relevant regulations and the following rules.

1. The principles to issue new common shares and GDR for capital increase in cash shall be as follows:

(1)    This capital increase by issuing common shares and GDR shall not exceed 500 million shares with the board of directors authorized to decide how many shares to be issued depending on market circumstances.

(2)    The price at which shares are issued via issuance of GDRs through cash capital increases shall not fall below 90% of the simple arithmetic mean of the share's closing price on the date the issue price is set and its closing price one, three or five days prior to the price-setting date after adjustment for any distribution of stock dividends (or cancelled shares for capital reduction) as per "Self-imposed Rules Governing Underwriters Assisting Companies in Issuing Securities" announced by Taiwan Securities Association. If relevant regulations change, the pricing method may be changed accordingly. As share prices often fluctuate substantially in a short time, the president is authorized to set the issue price by following international practices after consulting the underwriter and considering international capital markets' circumstances, domestic market prices, and the book building status. The GDR's issue price is decided based on the fair market price of the company's common stock. Original shareholders who did not participate in the offering, if for the purpose of maintaining shareholding structure, may purchase common stock in Taiwan's stock market at a price close to the GDR's issue price without having to assume exchange and liquidity risks. In addition, shares issued via issuance of GDRs through cash capital increases will dilute the original shareholders' equity to a maximum of 6.57%, not a major impact on shareholders' rights and interests.

(3)   10%~15% of common shares issued for this capital increase in cash shall, according to Article 267 of The Company Act, be reserved for subscription by company employees and the shareholders meeting will be requested to fully appropriated the remaining 85%~90% for open issuance as the securities for GDR as the original shareholders have waived their rights for subscription in accordance with Article 28-1 of the Securities Exchange Act. For the part that employees have not subscribed, the president is authorized to contact specific party for purchase or, depending on the market requirements, list as the original securities for participation in the issuance of GDR.

(4)   The funds raised by shares issued via issuance of GDRs through this cash capital increases shall be used to expanding the factories, purchase equipment, purchase materials overseas, make reinvestments, and/or repay bank loans. Implementation shall be completed within 2 years after the funds are raised. The project is expected to boost the Company's competitiveness, improve its efficiency, and have a positive impact on shareholders' rights and interests.

(5)   The board of directors is authorized to adjust, set, and administer the major contents of the cash capital increase by GDR issuance plan, which includes issuance rules, source of capital, plan items, estimated progress and estimated probable effect generated as well as other matters relevant to the issuance of GDR, according to market conditions. If a cash capital increase must be changed as ordered by the regulatory authority or required by circumstances, the board of directors is authorized to make corresponding changes.

(6)   In conjunction with the issuance method of common shares for this capital increase in cash and participation in GDR issuance, the president or his designated representative is authorized to represent the Company in signing all documents related to the participation in the issuance of GDR as well as handling all needed matters.

2.    The principles for domestic cash capital increase by issuing common shares:

(1)    The number of common shares issued for this domestic cash capital increase may not exceed 500 million shares.

(2)    Face value of shares issued via cash capital increases is NT$10 per share. The issue price shall be decided by the president after consulting the underwriter as per "Self-imposed Rules Governing Underwriters Assisting Companies in Issuing Securities" announced by Taiwan Securities Association and market conditions at time of issue and filed with the regulatory authority.

(3)   According to Article 28-1 of the Securities Exchange Act, the underwriting method for the publicly offered portion shall be decided by the board of directors as authorized between public subscription and book building.

A. If public subscription is selected:

Apart from the 10%~15% of the issued shares to be reserved for employee subscription at the actual issue price according to Article 267 of the Company Act, 10% of the newly issued shares will be publicly offered to comply with Article 28-1 of the Securities Exchange Act, while the remaining 75%~80% will be subscribed by the existing shareholders based on the shareholding percentages on the basis date. For an existing shareholder who holds less than enough shares to subscribe one new share, joint subscription with other shareholders or combined subscription by one person will be allowed; any existing shareholder who does not subscribe authorizes the president to subscribe at the issue price from the designated person.

B. If book building is selected:

Apart from the 10%~15% of the issued shares to be reserved for employee subscription at the actual issue price according to Article 267 of the Company Act, the remaining shares will be subject to Article 28-1 of the Securities Exchange Act, and the existing shareholders waive the right to subscribe before the shares all become publicly offered based on the book building method. In addition, if the Company’s employees have not subscribed sufficiently and adequately or waived the right to subscribe, the chairman may contact specific party for purchase.

(4)   The rights and obligations associated with the new shares issued for the cash capital increase are identical to those associated with the existing shares.

(5)   The funds raised by common shares issued through this cash capital increases shall be used to expanding the factories, purchase equipment, purchase materials overseas, provide for working capital increase, make reinvestments, and/or repay bank loans. Implementation shall be completed within 2 years after the funds are raised. The project is expected to boost the Company's competitiveness, improve its efficiency, and have a positive impact on shareholders' rights and interests.

(6)   The board of directors is authorized to adjust, set, and administer the major contents of the cash capital increase plan, which includes issuance rules, source of capital, plan items, estimated progress and estimated probable effect generated as well as other matters relevant to the issuance of GDR, according to market conditions. If a cash capital increase must be changed as ordered by the regulatory authority or required by circumstances, the board of directors is authorized to make corresponding changes.

(7)   Once the plan for cash capital increase in cash is filed with the competent regulatory authority, the president will be authorized to set the base date, payment period, and ex-rights date for new share issue.

3. The principles to privately issue foreign convertible corporate bonds:

(1)   This private offering of foreign convertible corporate bonds is subject to a maximum of NT$15 billion or the equivalent in foreign currencies. Please see Attachment Ⅴ to this Agenda Manual for the tentative issue and conversion rules for this private offering of foreign convertible corporate bonds, which will be handled by the board of directors authorized by the shareholders meeting based on the Company's needs for funds or financial market circumstances.

(2)   Basis and reasonableness of private offering price:

The issue price for the private offering of foreign convertible corporate bonds is set to be not lower than 80% of the formula price referred to in the Directions for Public Companies Conducting Private Placements of Securities. For the actual issue price, the shareholders meeting will be requested to grant the board of directors the authority to set the price according to the law and not below the range approved by the shareholders meeting and depending on current market and company circumstances. The price for this private offering of foreign convertible corporate bonds is set according to the regulations and in consideration of the strict restrictions for transfer timing, recipient, and quantity of the privately offered securities. In addition, the shares converted from the corporate bonds may not be publicly listed for three years of the delivery. The price for this private offering of foreign convertible corporate bonds is deemed to be reasonable under the terms and factors such as weaker liquidity.

(3)   Selection method and purpose for designated persons, necessity, and expected benefits:

The offeree selection procedure shall follow the rules under Article 43-6 of the Securities and Exchange Act and the previous order (91) Tai-Cai-Zheng-1 No. 0910003455 on June 13, 2002 from the Securities and Futures Commission of the Ministry of Finance. The purpose for selecting offerees is to introduce strategic investors. A strategic investor refers to an individual or corporate entity that, for the purpose of increasing the Company's profits, assists the Company to enhance technology, improve quality, increase efficiency, and expand market through vertical or horizontal industrial integration or  collaboration in product or market development. The selection of offerees shall be decided by the board of directors as authorized by the shareholders meeting. The purpose, necessity, and expected benefits are to meet the demands of the Company's operations by having private offering investors provide the Company with assistance in enhancing technology, improving quality, reducing costs, increasing efficiency, and expanding the market in order to strengthen the Company's competitiveness and improve operational efficiency and long term development.

(4)   The necessity, use of funds, and expected benefits:

A.    Reasons against a public offering:

The choice of a private offering is in support of the Company's future business development and plans to introduce strategic investors and in consideration of the time sensitiveness, convenience, issue costs and shareholder stability provided by a private offering. In addition, privately offered securities are restricted from free transfers under the Securities and Exchange Act, and the rule will ensure a long term partnership between the Company and its strategic investors.

B.    Maximum amount of private offering:

This private offering of foreign convertible corporate bonds is subject to a maximum of NT$15 billion or the equivalent in foreign currencies. However, the actual amount of the private offering shall be determined according to the applicable regulations and financial market circumstances at the time. When a convertible corporate bond holder obtains common shares of the Company by exercising the conversion right, the number of shares is calculated based on the conversion price at the time of conversion.

C.    Use of funds and expected benefits:

This private offering of foreign convertible corporate bonds may be made by the board of directors as authorized by the shareholders meeting within one year of the passing of the resolution. The raised capital is expected to be used for one or more purposes of capital expenditure, providing for working capital increases, repaying bank loans, and reinvestments. In addition, it is expected that the fund will be completely used within three years after the private offering is completed. The expected benefits include a positive impact on shareholder rights and one or more of strengthened position in the industry, enhanced long term competitiveness, improved financial structure, and savings in interest expenses. However, the actual private offering and the schedule for the use of funds shall depend on the Company's needs for funds, regulations, and financial market circumstances.

(5)   Rights and obligations associated with converting corporate bonds to common sharesThe rights and obligations associated with the common shares converted from this private offering of foreign convertible corporate bonds are identical to those associated with the existing common shares of the Company. However, the listing and resale of such common shares shall be subject to the rules under the Securities and Exchange Act. Private offerings of foreign convertible corporate bonds shall be conducted in compliance with the letter from the Financial Supervisory Commission of the Executive Yuan, Jin-Guan-Zheng-1 No. 09700513881 on October 21, 2008.

(6)   The private offering plan includes primarily the issue and conversion rules, actual private offering price, private offering terms, plan items, amounts, scheduled progress and expected benefits, and other matters potentially related to the issue plan. The shareholders meeting will be requested to authorize the board of directors to make adjustments at its full discretion according to the Company's financial needs, financial market circumstances, and relevant regulations. The shareholders meeting will also be requested to authorize the board of directors to make modification or correction at its full discretion in response to future changes in regulations, orders from competent authorities, or changes in market circumstances, business assessments, or objective environmental conditions.

(7)    In order to complete the private offering of foreign convertible corporate bonds, the shareholders meeting will also be requested to authorize the chairman of the board of directors or a designated person to represent the Company in signing all relevant contracts and documents and complete all subsequent procedures for the Company.

(8)   For matters that are not covered herein, the shareholders meeting will be requested to authorize the board of directors to, in accordance with law, proceed at its discretion.

Resolution:

Case 2 (proposed by the Board of Directors)
Proposal:	Please discuss the revised version of the Procedures for Lending Funds to Other Parties.
Explanation:

1.      In response to the amendment of the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies released by the Financial Supervisory Commission on July 6, 2012, the Company's board of directors approved the amendment of the Company's Procedures for Lending Funds to Other Parties on September 27, 2012.

2.      Your approval of a comparison of the Procedures for Lending Funds to Other Parties before and after revisions as shown in Attachment Ⅵ is requested.

Resolution:

Case 3 (proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Procedures of Making of Endorsement and Guarantees.
Explanation:
1.     In response to the amendment of the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies released by the Financial Supervisory Commission on July 6, 2012, the Company's board of directors approved the amendment of the Company's Procedures of Making of Endorsement and Guarantees on September 27, 2012.

2.     Your approval of a comparison of the Procedures of Making of Endorsement and Guarantees before and after revisions as shown in Attachment Ⅶ is requested.

Resolution:

Case 4 (proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Company’s Articles of Incorporation.
Explanation:

1.     In order to accommodate the Company's operating requirements and to comply with Article 26 of the Corporate Governance Best-Practice Principles for TWSE/GTSM Listed Companies as required by the Financial Supervisory Commission, the dividend distribution method for a special surplus reserve reversal is specified in the Articles of Incorporation. Moreover, in response to the accounting principles to be adopted in 2015 after the IFRS implementation and in consideration of the average percentage of remunerations to the directors and supervisors in the industry and market trends, the Company's board of directors approved the amendment of the Company's Articles of Incorporation on April 8, 2013. .

2.     Your approval of a comparison of articles of incorporation before and after revisions as shown in Attachment Ⅷ is requested.

Resolution:

Other Resolutions and Extempore Motions

Meeting Ended

■Attachment Ⅰ
Advanced Semiconductor Engineering, Inc.
Business Report

The weakening trend of 2011 persisted in the global economy, and the European debt crisis has spread to European countries including Spain and Italy in 2012. The economic recovery in the United States had also slowed down in 2012, while the Chinese economy cooled down to the lowest point in recent years. All of the elements above had a severe impact on the global economy. Taiwan cannot separate itself from the global economy, and its economic performance sustained a significant impact. When combined with the various policy reforms last year, the conditions in Taiwan have become more challenging, and the overall economy has cooled down in terms of both imports and exports. According to the World Semiconductor Trade Statistics (WSTS), the global semiconductor sales fell by 2.7% in 2012. According to the report from the IEK ITIS Project, the semiconductor industry in Taiwan produced an output of NT$1,634.2 billion in 2012, a growth of 4.6% compared to 2011. In spite of excellent growth in the IC packaging and testing industry from smartphones and tablets, the weak PC sales evened out the performance of the industry as a whole. The output of the packaging industry amounted to NT$272 billion, a growth of 0.9% compared to 2011. The output of the testing industry amounted to NT$121.5 billion, a growth of 0.6% compared to 2011. In the face of the harsh, challenging conditions, the Company will exercise caution in meeting the changes in the macro environment. The following is our report on the company’s operation for the past year:

"2012 Operating Results"

1.     Implementation results for the 2012 business plan

The Company’s combined revenues for 2012 were NT$194 billion, an increase of NT$8.6 billion and a growth of 4.7% compared to 2011. For semiconductor packaging and testing services, the Company's combined revenue in 2012 was NT$130 billion, a growth of 1.9%. The revenue from advanced packaging services reached US$246 million with a quarterly growth of 25% in 2012 Q4; and US$834 million for the entire year with an annual growth of 27%. The Company's revenue from copper wire bonding was US$500 million in 2012, and copper wire bonding accounted for 60% of the total revenue as of Q4, far exceeding the industry average of 20%. In spite of the US$600 million dollar decrease in gold wire bonding revenue, the change in revenue was primarily caused by the larger shift from gold to copper. Therefore, even if the sales volume had remained unchanged, the revenue would have fallen anyway. In addition, the gold price was weak in 2012, leading to lower costs and positive benefits for the Company's profitability.

2.     Budget performance

No financial forecast was disclosed in 2012.

3.     Analysis of financial accounts and profitability

As of the end of 2012, the Company's paid-in capital was NT$75,941,496 thousands and shareholders' equity NT$109,514,885 thousands, accounting for 58% of total assets of NT$189,000,561 thousands. Its long-term funds are 252% of fixed assets and current ratio 42%. This year's ratios are slightly lower than those in the preceding year, but the Company's financial structure and ability to repay debts are relatively sound. This year's operating profit was NT$10,732,774 thousands, a decrease of NT$126,358 thousands compared to 2011. Under the overall unfavorable economic conditions, the Company strived for a stable position in the semiconductor packaging and testing services. This year's after-tax net profit rose to NT$13,091,359 thousands, a 4.6% decrease compared to the previous year. The Company's overall operational performance, compared to the conservative approach in the main areas of business, was satisfactory.

4.     R&D Overview

As cloud computing emerges and smart mobile devices such as cell phones and tablets become more popular, the demands of advanced semiconductor chip packaging and testing markets are now a growing trend. The Company continues with the three focuses of product development:  Advanced packaging, advanced copper wire bonding and low-pin-count packaging drove the Company's successes and global competitive advantages to be applied in the advanced technologies including 28-nanometer advanced packaging, flip-chip assembly, wafer copper pillar bumps, and 3D packaging. New technologies successfully developed by the Company in 2012 developed are categorized as follows: (1) Flip-chip assembly is extended to 28 nano copper process / nano copper process of wafers with an ultra-low dielectric coefficient with tin and lead-free flip-chip assembly FCBGA / FCCSP and other applications and new mass production. (2) Wire-bond assembly is extended to 28 nano copper / gold wire-bond assembly of wafers with an ultra-low dielectric coefficient and other applications and new mass production, 18 μm copper wire bond assembly. (3) For 3D packaging, 300mm 28 nm 3D stacked flip chip packaging with through silicon vias, RF wireless Wi-Fi + BT + GPS+ FM system module solutions, and integrated microelectromechanical systems. (4) For wafer assembly, tin-silver electroplated lead-free bumps and 40 μm Pitch Cu Pillar Bump. (5) Faced with the eco-friendly product development trends around the world, the Company has adopted a green design strategy, which is built on the basis of eco-friendly packaged products and supported by eco-design in order to begin with product design and introduction of new technology and combine specification considerations such as low pollution, low energy consumption, and water conservation and other environmentally friendly elements as well as operational safety. It is hoped that the products' potential impact on the environment may be considered and the risks be reduced as soon as possible.

"Outline of 2013 Business Plan"

1.     Operating policy
(1) Providing customers with a first-class service (2) creating long-term, stable profits for the Company and customers (3) working with partner firms to jointly create a prosperous future (4) being as flexible as possible in its business dealings.

2.     Projects sales volume and references
In light of current industry dynamics, future market demand and ASE’s capacity, the projected sales volume for 2013 is as follows:

Item	Project Sales
Assembly	Approx. 13 billion chips
Test	Approx. 1.9 billion chips

3.     Important production and sales policies

The Company's capital expenditures continued to rise in 2012 to allow production capacity and technology to reach the intended levels earlier than expected. As the 28 nm production becomes more mature, the wafer outsourcing services continued to progress toward the 20 nm production while the demand for advanced packaging remained strong. In addition, the copper wire bonding process capability stayed in a leading position, and the Company's long term commitment to technology can be expected to come to fruition. 2013 will be the year in which copper wire bonding's growth base period will exceed that of gold wire bonding. It is expected that the wire bonding revenue will grow in 2013 without being subject to the interference of price changes in gold and copper wire bonding products. As the global economy lost momentum, the demand turned to the age of miniscule profit, which led to changes in the structure of the industry. Integrated device manufacturers (IDMs) would keep releasing relatively mid- and low end packaging and testing orders in order to increase operational efficiency. The Company has the most comprehensive production capacity in this aspect and the closest relationship with IDMs, and so has the best opportunity to reap the benefits. The Company remains optimistic about the outlook of the packaging and testing industry and the growth in the demand of IDM outsourcing packaging and testing and copper process. The Company has been investing a lot of effort in IDMs for years, and IDM clients currently accounts for close to 40% of its revenue. The Company is confident about raising the revenue contribution from IDMs and staying more competitive than the other companies. Meanwhile, the competitive gap between the Company and its competitors will continue to be widened for the copper process.

"Development Strategy"

Looking forward to the semiconductor industry in 2013, market instability will remain high, but the demand for advanced production capacity will stay unreduced. In terms of the macroeconomy, though the semiconductor industry's performance fell below expectations in the last two years, Japan and the United States have started to show improvement, and so the risk of Europe and China deteriorating has temporarily been alleviated. As long as there is no major changes in the world, Gartner has proposed that the annual output of the semiconductor industry in 2013 can be expected to reach the target of 4.5%. From a broad perspective, economic conditions and the cycle nature of the packaging and testing industry have always had an impact on the Company's net profit. However, the Company's global strategies of extending the reach of its sales, combining production capacity and products, and entering new markets and helping clients promote sales have proven suitable long term development tactics for the Company's continuing success. It is obvious that the semiconductor industry is sitting at the top of a wave of global technological transformation, and the Company faces opportunities in the transformation process. The Company continued to expand its business and achieved nearly 5% in revenue growth in 2012 compared to the same period last year, reaching yet another record high. The Company is committed to its promises to the shareholders, clients, partners, and employees, which have laid a solid foundation for the Company's growth, especially in the age of mobile communication and business optimization.

"Impacts of Competition, Legislation and Operating Environment"

Under the current conditions, the worries over the fiscal cliff in the United States continued from last year and the global economy will remain uncertain in 2013. There seems to be no solution for the European debt crisis any time soon. The economic outlook in China is unclear and the major countries around the world will adopt quantitative easing to stimulate their economies, which will indirectly cause uncontrollable hot money flows and inflationary pressure. We cannot afford not to be conservative about the economic performance in 2013. However, after the adjustment period in which demand decreases and inventory increases over the last two years, it is believed that the semiconductor industry will start to grow again in the next few years. The demand for smartphones and tablets in the emerging markets will grow rapidly, which in turn will drive the semiconductor industry forward. We look forward to a stronger relationship of trust and cooperation between the employees and shareholders of the Company in meeting the challenges in the coming year together and sharing the fruit of success.

Chairman: Jason C.S. Chang                President: Richard H.P. Chang             Accountant Manager: Joseph Tung

■Attachment Ⅱ
Supervisors' Report

We have examined the Company's 2012 financial statements, and the Company's business report, earnings distribution proposals, etc. that have been prepared and submitted by the Board of Directors and audited and attested by certified public accountants, Chen Chen Li and Kung Chun Chi of Deloitte & Touche, and do not find any discrepancy. We hereby respectfully prepare and present this Report in accordance with Article 219 of The Company Act for your review.

Advanced Semiconductor Engineering, Inc.

Supervisors:	YY Tseng

David Pan

TS Chen

JJ Lee

Jerry Chang

April 16, 2013

■Attachment Ⅲ

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Proceedings of Board of Directors Meetings

Original Provisions	Provisions after Revision
Article 3:
The board of directors meeting shall be convened at least once every quarter.
Board of directors meetings shall be notified to directors and supervisors seven days in advance with the reason indicated. In an emergency, a board of directors meeting may be called at any time.

Items under Paragraph 1, Article 12 of these proceedings shall be listed in the reasons for convening a meeting, except in the case of an emergency or with just cause, and the items may not be raised in the form of an extempore motion.

Article 3:
The board of directors meeting shall be convened at least once every quarter.
Board of directors meetings shall be notified to directors and supervisors seven days in advance with the reason indicated. In an emergency, a board of directors meeting may be called at any time.
According to the Company’s Articles of Incorporation, notifications of board of directors meetings may be in writing or via email or fax.
Items under Paragraph 1, Article 12 of these proceedings shall be listed in the reasons for convening a meeting, except in the case of an emergency or with just cause, and the items may not be raised in the form of an extempore motion.

Article 8:
When a board of directors meeting is called, the Finance Department shall have the relevant information ready at hand for the reference of the attending directors.
Members of the management team who are not directors may be notified to attend a board of directors meeting depending on the agenda. CPAs, lawyers, or other professionals may be invited to attend a board of directors meeting if necessary.
The chairperson shall announce that the meeting begins when it is time to begin and at least half of the directors are present. If half or more of the directors are not present when it is time to begin a meeting, the chairperson may postpone the meeting. A meeting may be postponed twice. If after two postponements the number of directors present is still insufficient, the chairman may reconvene the meeting by following the procedure under Paragraph 2, Article 3.

Article 8:
When a board of directors meeting is called, the Finance Department shall have the relevant information ready at hand for the reference of the attending directors.

Members of the relevant departments or subsidiaries may be notified to attend a board of directors meeting depending on the agenda.CPAs, lawyers, or other professionals may be invited to attend a board of directors meeting if necessary, but shall excuse themselves from the discussion and voting process.

The chairperson shall announce that the meeting begins when it is time to begin and at least half of the directors are present. If half or more of the directors are not present when it is time to begin a meeting, the chairperson may postpone the meeting. A meeting may be postponed twice. If after two postponements the number of directors present is still insufficient, the chairman may reconvene the meeting by following the procedure under Paragraph 2, Article 3.

Original Provisions	Provisions after Revision
Article 12:
The following items shall be submitted to the board of directors for discussion:
1. The Company's business plans.
2. Annual and semiannual financial statements.
3. Implementation or amendment of internal control mechanisms in accordance with Article 14-1 of the Securities and Exchange Act.
4. Implementation or amendment of guidelines for major financial operations including asset acquisition and disposal, trading derivatives, lending funds to other parties, and making of endorsement and guarantees for other parties.

5. Making offers, issuances, or private offers of securities with rights to shares.

6. Appointment and discharge of financial, accounting, or internal audit supervisors.

7. Decisions that require a resolution of the shareholders meeting or the board of directors according to Article 14-3 of the Securities and Exchange Act, other laws or the articles of incorporation or other important matters specified by the competent authorities.

Article 12:
The following items shall be submitted to the board of directors for discussion:
1. The Company's business plans.
2. Annual financial statements.
3. Implementation or amendment of internal control mechanisms in accordance with Article 14-1 of the Securities and Exchange Act.
4. Implementation or amendment of guidelines for major financial operations including asset acquisition and disposal, trading derivatives, lending funds to other parties, and making of endorsement and guarantees for other parties.

5. Making offers, issuances, or private offers of securities with rights to shares.

6. Appointment and discharge of financial, accounting, or internal audit supervisors.

7. Donations to stakeholders and material donations to nonstakeholders. However, charity donations as emergency relief after major natural disasters may be submitted to the next board of directors for recognition.

8. Decisions that require a resolution of the shareholders meeting or the board of directors according to Article 14-3 of the Securities and Exchange Act, other laws or the articles of incorporation or other important matters specified by the competent authorities.

The stakeholders under Item 7 refer to the stakeholders specified in the Guidelines Governing the Preparation of Financial Reports by Securities Issuers. Material donations to nonstakeholders refer to a single donation or an annual sum to a single recipient of NT$100 million or above or of 1% of the net operating revenue or 5% of the paid-in capital indicated in the latest audited financial statements.

The annual sum referred to in the preceding paragraph is based on the year preceding the date of the current board of directors meeting, and the amount previously approved by a board of directors meeting resolution may be exempted from the calculation.

Original Provisions	Provisions after Revision

Regarding matters that require a resolution of the board of directors according to Article 14-3 of the Securities and Exchange Act, independent directors shall attend the meetings in person or appoint other independent directors to attend on their behalf. Any objection or reservation expressed by an independent director shall be recorded in the meeting minutes of the board meeting. Any objection or reservation expressed by an independent director who is unable to attend the meeting in person shall be made in writing and in advance, except with just cause, and recorded in the meeting minutes of a board of directors meeting.

Regarding matters that require a resolution of the board of directors according to Article 14-3 of the Securities and Exchange Act, independent directors shall attend the meetings in person or appoint other independent directors to attend on their behalf. Any objection or reservation expressed by an independent director shall be recorded in the meeting minutes of the board of directors meeting. Any objection or reservation expressed by an independent director who is unable to attend the meeting in person shall be made in writing and in advance, except with just cause, and recorded in the meeting minutes of a board of directors meeting.

Article 15:
With respect to matters of which a director or the corporate entity represented by the director is a stakeholder, which may be in conflict with the Company's interest, the director may make comments and answer questions, but may not join the discussion and voting process. In addition, the director shall excuse himself from the discussion and voting process and may not exercise the voting right on the behalf of another director.
A resolution of the Company's board of directors subject to any director who may not exercise the voting right as specified in the preceding paragraph shall be handled according to the rules under Paragraph 2, Article 180 of the Company Act as specified under Paragraph 2, Article 206 of the same act.

Article 15:
With respect to matters of which a director or the corporate entity represented by the director is a stakeholder, which may be in conflict with the Company's interest, the director shall make comments and answer questions during the discussion in thecurrent board of directions meeting, but may not join the discussion and voting process. In addition, the director shall excuse himself from the discussion and voting process and may not exercise the voting right on the behalf another director.
A resolution of the Company's board of directors subject to any director who may not exercise the voting right as specified in the preceding paragraph shall be handled according to the rules under Paragraph 2, Article 180 of the Company Act as specified under Paragraph 3, Article 206 of the same act.

Article 16:
All meetings of the board of directors shall be recorded in the meeting minutes, which shall include detailed accounts of the following items:
1. The number (or year), time and location of a meeting.
2. The name of the chairman.
3. Director attendance, including the names and number of the directors who are attending, on leave, and absent.
4. The names and titles of those present.
5. The name of the person recording the meeting.
6. Items to report.

Article 16:
All meetings of the board of directors shall be recorded in the meeting minutes, which shall include detailed accounts of the following items:
1. The number (or year), time and location of a meeting.
2. The name of the chairman.
3. Director attendance, including the names and number of the directors who are attending, on leave, and absent.
4. The names and titles of those present.
5. The name of the person recording the meeting.
6. Items to report.

Original Provisions	Provisions after Revision

7. Matters for discussion: Resolutions and results of proposals, summary of comments, objections or reserved comments made by the directors, supervisors, experts, and other personnel on record or with written statements, and written comments submitted by independent directors according to Paragraph 2, Article 12.

8. Extemporary motions: The name of the proposing member, decision on the proposal and results, summary of comments, objections, or reserved comments made by the directors, supervisors, experts, and other personnel on record or with written statements.

9. Other necessary information to be kept on file.

Resolutions of the board of directors, except in one of the following circumstances, shall be recorded in the meeting minutes as well as filed with the Market Observation Post System designated by the Financial Supervisory Commission of the Executive Yuan within two days of the board of directors meeting:
(1) Any objection or reservation expressed by an independent director on record or with written statements.
(2) Matters not approved by the Company's audit committee but approved by at least two thirds of the directors.
The board of directors's attendance sheet constitutes a part of the meeting minutes and shall be stored for the duration of the Company.
The meeting minutes shall be affixed with the signature or seal of the chairman and the person recording the meeting and distributed to the members of the directors and supervisors within twenty days after the close of the meeting. The meeting minutes shall also be classified as important documents to be stored for the duration of the Company.
The preparation and distribution of the meeting minutes in the first paragraph may be effected by means of electronic transmission.

7. Matters for discussion: Resolutions and results of proposals, summary of comments, names of directors in conflict of interest according to the first paragraph of the preceding article, description of the conflict, the reasons for absence or waived absence from the proceedings, the actual absence, objections or reserved comments made by the directors, supervisors, experts, and other personnel on record or with written statements, and written comments submitted by independent directors according to Paragraph 4, Article 12.
8. Extemporary motions: The name of the proposing member, decision on the proposal and results, summary of comments,
names of directors in conflict of interest according to the first paragraph of the preceding article, description of the conflict, the reasons for absence or waived absence from the proceedings, the actual absence, objections or reserved comments made on record or with written statements.
9. Other necessary information to be kept on file.
Resolutions of the board of directors, except in one of the following circumstances, shall be recorded in the meeting minutes as well as filed with the Market Observation Post System designated by the Financial Supervisory Commission of the Executive Yuan within two days of the board of directors meeting.
(1) Any objection or reservation expressed by an independent director on record or with written statements.
(2) Matters not approved by the Company's audit committee but approved by at least two thirds of the directors.
The board of directors's attendance sheet constitutes a part of the meeting minutes, and shall be stored for the duration of the Company.
The meeting minutes shall be affixed with the signature or seal of the chairman and the person recording the meeting and distributed to the members of the directors and supervisors within twenty days after the close of the meeting. The meeting minutes shall also be classified as important documents to be stored for the duration of the Company.
The preparation and distribution of the meeting minutes in the first paragraph may be effected by means of electronic transmission.

Article 18: These proceedings were established on December 21, 2006, and the implementation and amendments shall	Article 18: These proceedings were established on December 21, 2006, and the implementation and amendments shall be

Original Provisions	Provisions after Revision
be approved by the board of directors and submitted to the shareholders meeting. The first amendment of these proceedings was made on January 30, 2008.
approved by the board of directors and submitted to the shareholders meeting.

The first amendment of these proceedings was made on January 30, 2008.

The second amendment of these proceedings was made on September 27, 2012.

■Attachment Ⅳ

Advanced Semiconductor Engineering, Inc. and Subsidiaries Financial Statements for the Years Ended December 31, 2012 and 2011 and Independent Auditors’ Report

Deloitte & Touche 20th Floor, Cathay Life Chung Cheng Building 2 Chung Cheng 3rd Road Kaohsiung 80052 Taiwan, ROC Tel: +886 (7) 238-9988 Fax: +886 (7) 237-1789 www.deloitte.com.tw

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying balance sheets of Advanced Semiconductor Engineering, Inc. (the “Company”) as of December 31, 2012 and 2011, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2012 and 2011, and have issued an unqualified opinion.

March 4, 2013
Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

BALANCE SHEETS
DECEMBER 31, 2012 AND 2011
(In Thousands of New Taiwan Dollars, Except Par Value)

	2012		2011
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash	$1,694,430	1	$1,475,629	1
Financial assets at fair value through profit or loss - current	9,070	-	471,383	-
Available-for-sale financial assets - current	-	-	20,152	-
Accounts receivable, net	10,685,080	6	9,729,994	6
Accounts receivable from related parties	52,117	-	62,371	-
Other receivables	1,188,383	-	811,196	1
Other receivables from related parties	253,262	-	305,919	-
Inventories	3,538,679	2	3,292,068	2
Deferred income tax assets - current	397,233	-	691,776	-
Other current assets	329,312	-	286,629	-

Total current assets	18,147,566	9	17,147,117	10

LONG-TERM INVESTMENTS
Available-for-sale financial assets - noncurrent	67,146	-	4,675	-
Financial assets carried at cost - noncurrent	384,161	-	380,680	-
Equity method investments	110,439,978	59	106,233,823	62

Total long-term investments	110,891,285	59	106,619,178	62

PROPERTY, PLANT AND EQUIPMENT
Cost
Land	1,558,201	1	1,558,201	1
Buildings and improvements	25,838,129	14	21,964,804	13
Machinery and equipment	83,244,505	44	71,586,364	42
Transportation equipment	69,066	-	68,522	-
Furniture and fixtures	956,306	-	876,756	-
Leased assets	-	-	1,351	-
Total cost	111,666,207	59	96,055,998	56
Less: Accumulated depreciation	57,687,418	31	54,635,664	32
Accumulated impairment	188,631	-	44,146	-
	53,790,158	28	41,376,188	24
Construction in progress	512,657	-	765,382	-
Machinery in transit and prepayments	2,931,050	2	2,755,995	2

Total property, plant and equipment	57,233,865	30	44,897,565	26

INTANGIBLE ASSETS
Goodwill	957,167	1	957,167	1
Deferred pension cost	34,417	-	37,655	-
Other intangible assets	231,173	-	28,981	-

Total intangible assets	1,222,757	1	1,023,803	1

OTHER ASSETS
Assets leased to others	1,035,628	1	661,672	1
Idle assets	4,744	-	4,744	-
Guarantee deposits	23,446	-	15,147	-
Deferred charges	206,765	-	499,394	-
Deferred income tax assets - noncurrent	-	-	60,240	-
Restricted assets	179,929	-	149,747	-
Other assets - other	54,576	-	-	-

Total other assets	1,505,088	1	1,390,944	1

TOTAL	$189,000,561	100	$171,078,607	100

	2012		2011
LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT LIABILITIES
Short-term borrowings	$5,510,723	3	$302,750	-
Financial liabilities at fair value through profit or loss - current	350,654	-	56,514	-
Hedging derivative liabilities - current	4,524	-	-	-
Accounts payable	6,475,471	4	6,231,424	4
Accounts payable to related parties	1,119,382	1	878,306	-
Income tax payable	752,843	-	944,631	-
Accrued expenses	4,898,542	3	4,700,158	3
Other payables to related parties	19,046,515	10	14,632,851	9
Payable for properties	2,553,762	1	2,747,285	2
Other payables	746,456	-	442,414	-
Current portion of long-term bank loans	1,028,571	1	-	-
Other current liabilities	225,248	-	222,838	-

Total current liabilities	42,712,691	23	31,159,171	18

LONG-TERM LIABILITIES
Hedging derivative liabilities - noncurrent	-	-	58,279	-
Bonds payable	7,823,571	4	7,783,910	5
Long-term bank loans	26,802,099	14	29,611,312	17

Total long-term liabilities	34,625,670	18	37,453,501	22

OTHER LIABILITIES
Accrued pension cost	1,599,049	1	1,295,041	1
Guarantee deposits received	4,358	-	1,358	-
Deferred inconce tax liabilities - noncurrent	543,908	-	-	-

Total other liabilities	2,147,315	1	1,296,399	1

Total liabilities	79,485,676	42	69,909,071	41

CAPITAL STOCK
Common Stock - at par value of NT$10 each
Authorized - 9,500,000 thousand shares
Issued - 7,594,150 thousand shares and 6,753,563 thousand shares
as of December 31, 2012 and 2011, respectively	75,941,496	40	67,535,632	40
Capital received in advance	106,171	-	35,693	-

Total capital stock	76,047,667	40	67,571,325	40

CAPITAL SURPLUS
Capital in excess of par value	1,704,700	1	1,615,449	1
Treasury stock transactions	83,117	-	1,402,632	1
Long-term investments	5,690,964	3	3,522,280	2
Employee stock options	1,288,353	1	857,120	-

Total capital surplus	8,767,134	5	7,397,481	4

RETAINED EARNINGS	26,969,183	14	27,809,126	16

OTHER EQUITY ADJUSTMENTS
Unrealized gain on financial instruments	401,938	-	235,088	-
Cumulative translation adjustments	119,987	-	3,353,938	2
Unrecognized pension cost	(831,917)	-	(465,681)	-
Treasury stock - 145,883 thousand shares and 233,456 thousand
shares as of December 31, 2012 and 2011, respectively	(1,959,107)	(1)	(4,731,741)	(3)

Other equity adjustments, net	(2,269,099)	(1)	(1,608,396)	(1)

Total shareholders' equity	109,514,885	58	101,169,536	59

TOTAL	$189,000,561	100	$171,078,607	100

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2012 AND 2011
(In Thousands of New Taiwan Dollars, Except Per Share Data)

	2012		2011
	Amount	%	Amount	%

REVENUES	$73,872,217	101	$69,975,733	101

LESS: SALES DISCOUNTS AND ALLOWANCES	945,565	1	536,568	1

NET REVENUES	72,926,652	100	69,439,165	100

COST OF REVENUES	54,561,142	75	51,719,001	74

GROSS PROFIT	18,365,510	25	17,720,164	26

OPERATING EXPENSES
Research and development	3,827,357	5	3,094,997	5
Selling	860,445	1	771,976	1
General and administrative	2,944,934	4	2,994,059	4

Total operating expenses	7,632,736	10	6,861,032	10

INCOME FROM OPERATIONS	10,732,774	15	10,859,132	16

NON-OPERATING INCOME AND GAINS
Interest income	3,201	-	4,642	-
Gain on valuation of financial assets, net	2,218	-	757,669	1
Gain on valuation of financial liabilities, net	-	-	58,962	-
Equity in earnings of equity method investments	4,335,611	6	4,497,292	6
Dividend income	29,683	-	607,403	1
Foreign exchange gain, net	954,021	1	-	-
Others	334,425	1	372,076	1

Total non-operating income and gains	5,659,159	8	6,298,044	9

NON-OPERATING EXPENSES AND LOSSES
Interest expense	717,451	1	893,343	1
Loss on valuation of financial liabilities, net	782,396	1	-	-
Foreign exchange loss, net	-	-	653,041	1
Impairment loss	27,974	-	164,770	-
Others	278,926	1	393,434	1

Total non-operating expenses and losses	1,806,747	3	2,104,588	3

INCOME BEFORE INCOME TAX	14,585,186	20	15,052,588	22

INCOME TAX EXPENSE	1,493,827	2	1,326,630	2

NET INCOME	$13,091,359	18	$13,725,958	20
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2012 AND 2011
(In Thousands of New Taiwan Dollars, Except Per Share Data)

	2012		2011
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (EPS)
Basic EPS	$1.96	$1.76	$2.00	$1.83
Diluted EPS	$1.91	$1.71	$1.95	$1.78

PRO FORMA INFORMATION

Had the Company’s shares held by subsidiaries been accounted for as available-for-sale financial assets rather than treasury stock (after tax):

	2012	2011

NET INCOME FOR CALCULATION OF BASIC EPS PURPOSE	$13,174,476	$13,800,118

NET INCOME FOR CALCULATION OF DILUTED EPS PURPOSE	$13,066,844	$13,800,118

EARNING PER SHARE
Basic EPS	$1.74	$1.80
Diluted EPS	$1.69	$1.76

 (Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011
(In Thousands of New Taiwan Dollars)

	Capital Stock							Other Equity Adjustments
		Capital		Retained Earnings				Unrealized Gain	Cumulative			Total
		Received in				Unappropriated		On Financial	Translation	Unrecognized		Shareholders'
	Common Stock	Advance	Capital Surplus	Legal Reserve	Special Reserve	Earnings	Total	Instruments	Adjustments	Pension Cost	Treasury Stock	Equity

BALANCE, JANUARY 1, 2011	$60,519,872	$299,698	$7,180,585	$4,205,489	$-	$20,767,455	$24,972,944	$246,303	$(1,120,618)	$(398,103)	$(3,144,312)	$88,556,369
Appropriations of 2010 earnings
Legal reserve	-	-	-	1,833,750	-	(1,833,750)	-	-	-	-	-	-
Special reserve	-	-	-	-	1,272,417	(1,272,417)	-	-	-	-	-	-
Stock dividends - 11.5%	6,957,357	-	-	-	-	(6,957,357)	(6,957,357)	-	-	-	-	-
Cash dividends - 6.5%	-	-	-	-	-	(3,932,419)	(3,932,419)	-	-	-	-	(3,932,419)
Adjustment of equity method investments	-	-	(4,960)	-	-	-	-	(174,005)	-	(68,355)	-	(247,320)
Change in unrealized gain or loss on available-for-sale financial assets	-	-	-	-	-	-	-	9,290	-	-	-	9,290
Cash dividends paid to subsidiaries	-	-	74,160	-	-	-	-	-	-	-	-	74,160
Change in unrealized gain on cash flow hedging financial instruments	-	-	-	-	-	-	-	153,500	-	-	-	153,500
Compensation recognized for employee stock options granted	-	-	537,973	-	-	-	-	-	-	-	-	537,973
Stock options exercised by employees	428,403	(264,005)	424,928	-	-	-	-	-	-	-	-	589,326
Net income in 2011	-	-	-	-	-	13,725,958	13,725,958	-	-	-	-	13,725,958
Cumulative translation adjustments	-	-	-	-	-	-	-	-	4,474,556	-	-	4,474,556
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	-	777	-	777
Acquisition of treasury stock - 105,475 thousand shares	-	-	-	-	-	-	-	-	-	-	(2,772,634)	(2,772,634)
Retirement of treasury stock - 37,000 thousand shares	(370,000)	-	(815,205)	-	-	-	-	-	-	-	1,185,205	-
BALANCE, DECEMBER 31, 2011	67,535,632	35,693	7,397,481	6,039,239	1,272,417	20,497,470	27,809,126	235,088	3,353,938	(465,681)	(4,731,741)	101,169,536
Appropriations of 2011 earnings
Legal reserve	-	-	-	1,372,596	-	(1,372,596)	-	-	-	-	-	-
Stock dividends - 14.0%	9,315,995	-	-	-	-	(9,315,995)	(9,315,995)	-	-	-	-	-
Cash dividends - 6.5%	-	-	-	-	-	(4,325,284)	(4,325,284)	-	-	-	-	(4,325,284)
Reversal of special reserve	-	-	-	-	(1,272,417)	1,272,417	-	-	-	-	-	-
Adjustment of equity method investments	-	-	2,168,684	-	-	-	-	148,355	-	(32,010)	-	2,285,029
Change in unrealized gain or loss on available-for-sale financial assets	-	-	-	-	-	-	-	(26,122)	-	-	-	(26,122)
Cash dividends paid to subsidiaries	-	-	83,117	-	-	-	-	-	-	-	-	83,117
Change in unrealized gain on cash flow hedging financial instruments	-	-	-	-	-	-	-	44,617	-	-	-	44,617
Compensation recognized for employee stock options granted	-	-	445,120	-	-	-	-	-	-	-	-	445,120
Stock options exercised by employees	144,619	70,478	100,593	-	-	-	-	-	-	-	-	315,690
Net income in 2012	-	-	-	-	-	13,091,359	13,091,359	-	-	-	-	13,091,359
Cumulative translation adjustments	-	-	-	-	-	-	-	-	(3,233,951)	-	-	(3,233,951)
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	-	(334,226)	-	(334,226)
Retirement of treasury stock - 105,475 thousand shares	(1,054,750)	-	(1,427,861)	-	-	(290,023)	(290,023)	-	-	-	2,772,634	-
BALANCE, DECEMBER 31, 2012	$75,941,496	$106,171	$8,767,134	$7,411,835	$-	$19,557,348	$26,969,183	$401,938	$119,987	$(831,917)	$(1,959,107)	$109,514,885

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011
(In Thousands of New Taiwan Dollars)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$13,091,359	$13,725,958
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,606,430	7,512,725
Amortization	309,630	388,197
Compensation cost of share-based payments granted	327,221	398,496
Provision for inventory valuation and obsolescence	152,082	123,712
Equity in earnings of equity method investments	(4,335,611)	(4,497,292)
Cash dividends received from equity method investments	2,223,664	5,791,158
Impairment loss on financial assets	-	93,370
Impairment loss on non-financial assets	27,974	71,400
Deferred income taxes	889,553	521,427
Others	(162,545)	712,059
Changes in operating assets and liabilities
Financial assets for trading	462,313	(398,797)
Accounts receivable	(957,762)	(142,932)
Accounts receivable from related parties	10,254	37,163
Other receivables	(383,395)	(132,929)
Other receivables from related parties	212,694	(141,278)
Inventories	(398,693)	(505,456)
Other operating assets	(94,405)	(88,950)
Financial liabilities for trading	294,140	(432,255)
Accounts payable	238,698	(172)
Accounts payable to related parties	235,105	(212,368)
Income tax payable	(312,840)	200,409
Accrued expenses	174,189	412,503
Other payables	101,522	58,833
Other payables to related parties	331,108	73,071
Other current liabilities	713	57,192

Net cash provided by operating activities	21,043,398	23,625,244

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(168,441)	(150,000)
Proceeds from disposal of available-for-sale financial assets	100,008	150,062
Acquisition of financial assets carried at cost	(3,481)	(30,914)
Cash received from return of capital by financial assets carried at cost	-	14,785
Acquisition of equity method investments	(5,148,884)	(895,405)
Cash received from return of capital by equity method investments	-	904,587
Acquisition of property, plant and equipment	(21,411,234)	(12,121,952)
Proceeds from disposal of property, plant and equipment	121,566	939,261
Net cash inflows from business combination	806,196	-
Increase in other receivables	-	(1,081,071)
Other investing activities	(247,398)	(307,658)
Net cash used in investing activities	(25,951,668)	(12,578,305)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011
(In Thousands of New Taiwan Dollars)

	2012	2011

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	$5,207,973	$302,750
Proceeds from issuance of bonds	-	7,756,810
Proceeds from long-term bank loans	11,224,941	20,717,740
Repayments of long-term bank loans	(12,744,543)	(39,114,209)
Increase in other payables to related parties	5,449,393	5,249,447
Cash dividends	(4,325,284)	(3,932,419)
Proceeds from exercise of stock options by employees	315,690	589,326
Acquisition of treasury stock	-	(2,772,634)
Other financing activities	(1,099)	(223)

Net cash provided by (used in) financing activities	5,127,071	(11,203,412)

NET INCREASE (DECREASE) IN CASH	218,801	(156,473)

CASH, BEGINNING OF YEAR	1,475,629	1,632,102

CASH, END OF YEAR	$1,694,430	$1,475,629

SUPPLEMENTAL INFORMATION
Interest paid	$829,694	$917,468
Less: capitalized interest	86,389	43,746
Interest paid (excluding capitalized interest)	$743,305	$873,722

Income tax paid	$921,148	$608,471

Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$21,230,093	$13,586,160
Decrease (increase) in payables	181,141	(1,464,208)
	$21,411,234	$12,121,952
Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$266,056	$891,973
Decrease (increase) in other receivables	(144,490)	47,288
	$121,566	$939,261
Cash received from return of capital by long-term investments
Cash received from return of capital by equity method investments	$-	$-
Decrease in other receivables from related parties	-	904,587
	$-	$904,587
Cash paid for acquisition of equity method investments
Acquisition of equity method investments	$-	$1,976,476
Payments by other receivables	-	(1,081,071)
	$-	$895,405

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Current portion of long-term bank loans	$1,028,571	$-
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011
(In Thousands of New Taiwan Dollars)

The Company merged with Power ASE Technology Inc. (the Merged Company), effective May 1, 2012. As of the merger date, the related financial information of the Merged Company was as follows:

Cash	$806,196
Accounts receivable	28,950
Other receivables (including related parties)	1,389,340
Other current assets	7,967
Equity method investments	1,324,528
Property, plant and equipment	369,546
Other assets	77,744
4,004,271

Accounts payable (including related parties)	(11,320)
Income tax payable	(121,052)
Accrued expenses	(24,195)
Payable for properties	(781)
Other current liabilities	(8,315)
Long-term payable	(200,000)
Other liabilities	(7,361)
(373,024)
Net assets	$3,631,247

 (Concluded)

Advanced Semiconductor Engineering,
Inc. and Subsidiaries

Consolidated Financial Statements as of
December 31, 2011 and 2012 and for the
Years Ended December 31, 2010, 2011 and 2012 and
Report of Independent Registered Public Accounting
Firm

Deloitte & Touche 20th Floor, Cathay Life Chung Cheng Building 2 Chung Cheng 3rd Road Kaohsiung 80052 Taiwan, ROC Tel: +886 (7) 238-9988 Fax: +886 (7) 237-1789 www.deloitte.com.tw

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012, all expressed in New Taiwan dollars.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the Republic of China (“ROC”) and the Standards of the Public Company Accounting Oversight Board (United States of America).  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the ROC.

Accounting principles generally accepted in the ROC differ in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche
Taipei, Taiwan
Republic of China

April 12, 2013

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)

	December 31
	2011	2012
ASSETS	NT$	NT$	US$ (Note 2)

CURRENT ASSETS
Cash (Note 4)	$24,421,789	$20,265,551	$697,609
Financial assets at fair value through profit or loss - current (Notes 2
and 5)	706,755	4,035,000	138,898
Available-for-sale financial assets - current (Notes 2 and 6)	48,794	48,266	1,661
Bond investments with no active market - current (Notes 2 and 7)	90,825	87,120	3,000
Accounts receivable, net (Notes 2, 3 and 8)	30,475,788	37,212,587	1,280,984
Other receivables	693,016	572,183	19,697
Inventories (Notes 2 and 9)	13,920,757	15,171,042	522,239
Inventories related to construction business (Notes 2, 10, 13 and 28)	16,149,498	16,902,018	581,825
Deferred income tax assets - current (Notes 2 and 23)	1,135,525	762,552	26,250
Other current assets (Note 28)	2,488,943	2,986,004	102,788

Total current assets	90,131,690	98,042,323	3,374,951

LONG-TERM INVESTMENTS
Available-for-sale financial assets - noncurrent (Notes 2 and 6)	173,085	320,026	11,016
Financial assets carried at cost - noncurrent (Notes 2 and 11)	893,283	827,882	28,498
Equity method investments (Notes 2 and 12)	1,154,360	1,218,023	41,929

Total long-term investments	2,220,728	2,365,931	81,443

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13, 27 and 28)
Cost
Land	3,075,183	3,040,515	104,665
Buildings and improvements	55,738,712	62,071,245	2,136,704
Machinery and equipment	175,652,291	191,479,488	6,591,376
Transportation equipment	291,694	294,377	10,133
Furniture and fixtures	4,965,374	5,254,442	180,876
Leased assets and leasehold improvements	666,370	211,477	7,280
Total cost	240,389,624	262,351,544	9,031,034
Less: Accumulated depreciation	(137,123,072)	(144,267,903)	(4,966,193)
Accumulated impairment	(313,969)	(314,659)	(10,832)
	102,952,583	117,768,982	4,054,009
Construction in progress	4,059,709	3,340,892	115,005
Machinery in transit and prepayments	4,766,744	5,040,422	173,509

Property, plant and equipment, net	111,779,036	126,150,296	4,342,523

INTANGIBLE ASSETS (Notes 2 and 14)
Goodwill	10,374,501	10,306,823	354,796
Land use rights	3,420,700	3,736,658	128,628
Other intangible assets	1,977,214	1,758,364	60,529

Total intangible assets	15,772,415	15,801,845	543,953

OTHER ASSETS
Idle assets (Notes 2 and 15)	1,114,054	1,092,502	37,608
Guarantee deposits	99,779	84,298	2,902
Deferred charges (Note 2)	1,045,356	427,967	14,732
Deferred income tax assets - noncurrent (Notes 2 and 23)	1,459,103	1,844,389	63,490
Restricted assets (Note 28)	218,178	201,862	6,949
Others	37,756	492,702	16,960

Total other assets	3,974,226	4,143,720	142,641

TOTAL	$223,878,095	$246,504,115	$8,485,511

	December 31
	2011	2012
LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$ (Note 2)

CURRENT LIABILITIES
Short-term borrowings (Note 16)	$22,965,133	$36,884,926	$1,269,705
Financial liabilities at fair value through profit or loss - current (Notes
2 and 5)	134,274	467,148	16,081
Hedging derivative liabilities - current (Notes 2 and 26)	-	4,524	156
Accounts payable	21,191,923	24,226,701	833,966
Income tax payable (Note 2)	2,400,592	2,784,310	95,845
Accrued expenses (Notes 17 and 20)	8,939,719	9,500,430	327,037
Payable for properties	5,699,504	5,291,348	182,146
Advance real estate receipts (Note 2)	47,667	167,017	5,749
Current portion of long-term bank loans (Notes 19 and 28)	3,418,799	3,167,050	109,021
Deferred income tax liabilities - current (Notes 2 and 23)	175	246,180	8,474
Current portion of capital lease obligations (Note 2)	42,161	46,727	1,609
Other current liabilities	1,921,938	1,917,048	65,991

Total current liabilities	66,761,885	84,703,409	2,915,780

LONG-TERM LIABILITIES
Hedging derivative liabilities - noncurrent (Notes 2 and 26)	58,279	-	-
Bonds payable (Note 18)	10,876,538	10,804,551	371,929
Long-term bank loans (Notes 19 and 28)	39,266,414	33,783,165	1,162,932
Long-term payables	200,000	-	-
Capital lease obligations (Note 2)	23,925	3,969	137

Total long-term liabilities	50,425,156	44,591,685	1,534,998

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 20)	3,304,841	3,260,783	112,247
Deferred income tax liabilities - noncurrent (Notes 2 and 23)	624,740	946,577	32,584
Others	478,979	542,593	18,678

Total other liabilities	4,408,560	4,749,953	163,509

Total liabilities	121,595,601	134,045,047	4,614,287

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 21)
Common Stock - at par value of NT$10 each
Authorized - 9,500,000 thousand shares as of December 31, 2011 and
2012, respectively
Issued - 6,753,563 thousand shares and 7,594,150 thousand shares as of
December 31, 2011 and 2012, respectively	67,535,632	75,941,496	2,614,165
Capital received in advance	35,693	106,171	3,655
Total capital stock	67,571,325	76,047,667	2,617,820
Capital surplus (Notes 2, 21 and 22)
Capital in excess of par value	1,615,449	1,704,700	58,681
Treasury stock transactions	1,402,632	83,117	2,861
Long-term investments	3,522,280	5,690,964	195,902
Employee stock options	857,120	1,288,353	44,350
Total capital surplus	7,397,481	8,767,134	301,794
Retained earnings (Note 21)	27,809,126	26,969,183	928,371
Other equity adjustments (Notes 2, 21 and 22)
Unrealized gain on financial instruments	235,088	401,938	13,836
Cumulative translation adjustments	3,353,938	119,987	4,130
Unrecognized pension cost	(465,681)	(831,917)	(28,637)
Treasury stock - 233,456 thousand shares and 145,883 thousand shares as
of December 31, 2011 and 2012, respectively	(4,731,741)	(1,959,107)	(67,439)
Total other equity adjustments	(1,608,396)	(2,269,099)	(78,110)

Total equity attributable to shareholders of the parent	101,169,536	109,514,885	3,769,875

MINORITY INTEREST	1,112,958	2,944,183	101,349

Total shareholders' equity	102,282,494	112,459,068	3,871,224

TOTAL	$223,878,095	$246,504,115	$8,485,511

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 8, 2013)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 2)
NET REVENUES (Note 2)
Packaging	$101,071,294	$102,677,289	$104,298,275	$3,590,302
Testing	21,956,997	21,932,231	22,657,058	779,933
Electronic manufacturing service	59,577,374	57,850,415	62,747,665	2,159,989
Others	6,137,132	2,887,271	4,269,394	146,967

Total net revenues	188,742,797	185,347,206	193,972,392	6,677,191

COST OF REVENUES (Notes 9, 10 and 24)
Packaging	79,750,674	82,470,911	84,470,662	2,907,768
Testing	13,711,338	14,953,679	15,052,534	518,160
Electronic manufacturing service	53,095,183	51,499,967	55,464,536	1,909,278
Others	1,641,029	1,413,846	2,360,890	81,270

Total cost of revenues	148,198,224	150,338,403	157,348,622	5,416,476

GROSS PROFIT	40,544,573	35,008,803	36,623,770	1,260,715

OPERATING EXPENSES (Notes 24 and 27)
Research and development	6,162,191	7,117,964	7,874,210	271,057
Selling	2,909,643	2,770,045	2,762,763	95,104
General and administrative	7,373,733	8,299,543	8,225,415	283,147

Total operating expenses	16,445,567	18,187,552	18,862,388	649,308

INCOME FROM OPERATIONS	24,099,006	16,821,251	17,761,382	611,407

NON-OPERATING INCOME AND GAINS
Interest income (Note 26)	215,228	330,674	322,197	11,091
Gain on valuation of financial assets, net (Notes 2 and 5)	1,169,434	1,118,488	420,845	14,487
Foreign exchange gain, net (Note 2)	317,553	36,203	965,404	33,233
Equity in earnings of equity method investments (Notes 2 and 12)	72,980	96,938	61,374	2,113
Dividend income (Note 2)	11,551	621,488	66,129	2,276
Gain on disposal of property, plant and equipment (Note 2)	-	82,485	43,607	1,501
Others	770,201	772,432	555,673	19,128

Total non-operating income and gains	2,556,947	3,058,708	2,435,229	83,829

NON-OPERATING EXPENSES AND LOSSES
Interest expense (Notes 2, 10, 13 and 26)	1,386,011	1,666,325	2,004,315	68,995
Loss on valuation of financial liabilities, net (Notes 2 and 5)	1,092,316	250,435	1,138,509	39,191
Impairment loss (Notes 2, 6, 11, 12, 13, 14 and 15)	251,402	448,056	97,234	3,347
Loss on disposal of property, plant and equipment (Note 2)	445,276	-	-	-
Others	657,319	517,982	366,017	12,600

Total non-operating expenses and losses	3,832,324	2,882,798	3,606,075	124,133

INCOME BEFORE INCOME TAX	22,823,629	16,997,161	16,590,536	571,103

INCOME TAX EXPENSE (Notes 2 and 23)	3,628,740	3,018,212	3,041,628	104,703

NET INCOME	$19,194,889	$13,978,949	$13,548,908	$466,400

ATTRIBUTABLE TO
Shareholders of the parent	$18,337,500	$13,725,958	$13,091,359	$450,649
Minority interest	857,389	252,991	457,549	15,751

	$19,194,889	$13,978,949	$13,548,908	$466,400
 (Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 2)

EARNINGS PER SHARE (Note 25)
Basic earnings per share
Before income tax	$2.54	$2.00	$1.96	$0.07
After income tax	$2.44	$1.83	$1.76	$0.06

Diluted earnings per share
Before income tax	$2.48	$1.95	$1.91	$0.07
After income tax	$2.39	$1.78	$1.71	$0.06

EARNINGS PER AMERICAN DEPOSIT SHARE (“ADS”) (Note 25)
Basic earnings per ADS
Before income tax	$12.68	$10.02	$9.79	$0.34
After income tax	$12.21	$9.13	$8.79	$0.30

Diluted earnings per ADS
Before income tax	$12.42	$9.77	$9.56	$0.33
After income tax	$11.97	$8.91	$8.57	$0.30

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 8, 2013)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in Thousands)

								Other Equity Adjustments
								Unrealized
		Capital		Retained Earnings				Gain (Loss)	Cumulative	Unrecognized			Total
		Received in		Legal	Special	Unappropriated		on Financial	Translation	Pension	Treasury	Minority	Shareholders’
	Capital Stock	Advance	Capital Surplus	Reserve	Reserve	Earnings	Total	Instruments	Adjustments	Cost	Stock	Interest	Equity

BALANCE, JANUARY 1, 2010	$54,798,783	$135,205	$6,333,755	$3,531,034	$-	$9,698,375	$13,229,409	$25,498	$3,276,508	$(248,641)	$(5,934,491)	$3,097,668	$74,713,694
Appropriations of 2009 earnings (Note 21)
Legal reserve	-	-	-	674,455	-	(674,455)	-	-	-	-	-	-	-
Stock dividends - 8.4%	4,615,775	-	-	-	-	(4,615,775)	(4,615,775)	-	-	-	-	-	-
Cash dividends - 3.6%	-	-	-	-	-	(1,978,190)	(1,978,190)	-	-	-	-	-	(1,978,190)
Issuance of common stock from capital surplus	879,195	-	(879,195)	-	-	-	-	-	-	-	-	-	-
Adjustment of equity method investments	-	-	(9,510)	-	-	-	-	124,744	-	(22,109)	-	-	93,125
Change in unrealized gain (loss) on available-for-sale financial assets	-	-	-	-	-	-	-	(9,290)	-	-	-	(2,467)	(11,757)
Disposal of treasury stock held by subsidiaries	-	-	1,271,532	-	-	-	-	-	-	-	3,975,384	-	5,246,916
Disposal of equity method investments	-	-	(1,472)	-	-	-	-	-	-	8	-	-	(1,464)
Cash dividends received by subsidiaries from parent company	-	-	37,536	-	-	-	-	-	-	-	-	-	37,536
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	-	105,351	-	-	-	-	105,351
Compensation recognized for employee stock options granted	-	-	319,147	-	-	-	-	-	-	-	-	-	319,147
Stock options exercised by employees	226,119	164,493	108,792	-	-	-	-	-	-	-	-	-	499,404
Net income in 2010	-	-	-	-	-	18,337,500	18,337,500	-	-	-	-	857,389	19,194,889
Cumulative translation adjustments	-	-	-	-	-	-	-	-	(4,397,126)	-	-	(82,906)	(4,480,032)
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	-	(127,361)	-	(2,981)	(130,342)
Acquisition of treasury stock - 37,000 thousand shares	-	-	-	-	-	-	-	-	-	-	(1,185,205)	-	(1,185,205)
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	-	(453,713)	(453,713)
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(130,034)	(130,034)
BALANCE, DECEMBER 31, 2010	60,519,872	299,698	7,180,585	4,205,489	-	20,767,455	24,972,944	246,303	(1,120,618)	(398,103)	(3,144,312)	3,282,956	91,839,325
Appropriations of 2010 earnings (Note 21)
Legal reserve	-	-	-	1,833,750	-	(1,833,750)	-	-	-	-	-	-	-
Special reserve	-	-	-	-	1,272,417	(1,272,417)	-	-	-	-	-	-	-
Stock dividends - 11.5%	6,957,357	-	-	-	-	(6,957,357)	(6,957,357)	-	-	-	-	-	-
Cash dividends - 6.5%	-	-	-	-	-	(3,932,419)	(3,932,419)	-	-	-	-	-	(3,932,419)
Adjustment of equity method investments	-	-	(4,960)	-	-	-	-	(174,005)	-	(68,355)	-	-	(247,320)
Cash dividends received by subsidiaries from parent company	-	-	74,160	-	-	-	-	-	-	-	-	-	74,160
Change in unrealized gain (loss) on available-for-sale financial assets	-	-	-	-	-	-	-	9,290	-	-	-	(1,470)	7,820
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	-	153,500	-	-	-	-	153,500
Compensation recognized for employee stock options granted	-	-	537,973	-	-	-	-	-	-	-	-	-	537,973
Stock options exercised by employees	428,403	(264,005)	424,928	-	-	-	-	-	-	-	-	-	589,326
Net income in 2011	-	-	-	-	-	13,725,958	13,725,958	-	-	-	-	252,991	13,978,949
Cumulative translation adjustments	-	-	-	-	-	-	-	-	4,474,556	-	-	95,701	4,570,257
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	-	777	-	3,079	3,856
Acquisition of treasury stock - 105,475 thousand shares	-	-	-	-	-	-	-	-	-	-	(2,772,634)	-	(2,772,634)
Retirement of treasury stock - 37,000 thousand shares	(370,000)	-	(815,205)	-	-	-	-	-	-	-	1,185,205	-	-
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	-	(44,294)	(44,294)
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(2,476,005)	(2,476,005)
BALANCE, DECEMBER 31, 2011	67,535,632	35,693	7,397,481	6,039,239	1,272,417	20,497,470	27,809,126	235,088	3,353,938	(465,681)	(4,731,741)	1,112,958	102,282,494
Appropriations of 2011 earnings (Note 21)
Legal reserve	-	-	-	1,372,596	-	(1,372,596)	-	-	-	-	-	-	-
Stock dividends - 14.0%	9,315,995	-	-	-	-	(9,315,995)	(9,315,995)	-	-	-	-	-	-
Cash dividends - 6.5%	-	-	-	-	-	(4,325,284)	(4,325,284)	-	-	-	-	-	(4,325,284)
Reversal of special reserve	-	-	-	-	(1,272,417)	1,272,417	-	-	-	-	-	-	-
Adjustment of equity method investments	-	-	2,168,684	-	-	-	-	148,355	-	(32,010)	-	-	2,285,029
Cash dividends received by subsidiaries from parent company	-	-	83,117	-	-	-	-	-	-	-	-	-	83,117
Change in unrealized gain (loss) on available-for-sale financial assets	-	-	-	-	-	-	-	(26,122)	-	-	-	-	(26,122)
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	-	44,617	-	-	-	-	44,617
Compensation recognized for employee stock options granted	-	-	445,120	-	-	-	-	-	-	-	-	-	445,120
Stock options exercised by employees	144,619	70,478	100,593	-	-	-	-	-	-	-	-	-	315,690
Net income in 2012	-	-	-	-	-	13,091,359	13,091,359	-	-	-	-	457,549	13,548,908
Cumulative translation adjustments	-	-	-	-	-	-	-	-	(3,233,951)	-	-	(61,874)	(3,295,825)
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	-	(334,226)	-	-	(334,226)
Retirement of treasury stock -105,475 thousand shares	(1,054,750)	-	(1,427,861)	-	-	(290,023)	(290,023)	-	-	-	2,772,634	-	-
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	-	1,435,550	1,435,550
BALANCE, DECEMBER 31, 2012	$75,941,496	$106,171	$8,767,134	$7,411,835	$-	$19,557,348	$26,969,183	$401,938	$119,987	$(831,917)	$(1,959,107)	$2,944,183	$112,459,068
BALANCE, DECEMBER 31, 2012 (U.S. Dollars (Note 2))	$2,614,165	$3,655	$301,794	$255,141	$-	$673,230	$928,371	$13,836	$4,130	$(28,637)	$(67,439)	$101,349	$3,871,224

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 8, 2013)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$19,194,889	$13,978,949	$13,548,908	$466,400
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,473,333	21,319,438	22,135,412	761,976
Amortization	1,381,140	1,625,958	1,278,879	44,023
Compensation cost for employee stock options granted	319,147	537,973	445,120	15,323
Provision for inventory valuation and obsolescence	340,268	433,418	519,431	17,881
Equity in earnings of equity method investments	(72,980)	(96,938)	(61,374)	(2,113)
Cash dividends received from equity method investments	20,589	27,452	54,904	1,890
Impairment loss	251,402	448,056	97,234	3,347
Deferred income taxes	55,764	460,403	571,176	19,662
Loss (gain) on disposal of property, plant and equipment	445,276	(82,485)	(43,607)	(1,501)
Others	(783,535)	683,748	(493,140)	(16,976)
Changes in operating assets and liabilities
Financial assets for trading	(75,120)	488,518	(3,328,245)	(114,570)
Accounts receivable	(1,472,061)	765,343	(6,686,670)	(230,178)
Other receivables	(394,236)	376,945	80,096	2,757
Inventories	(2,171,624)	(1,191,659)	(1,728,671)	(59,507)
Inventories related to construction business	(2,874,177)	(3,908,426)	(752,520)	(25,904)
Other current assets	(132,716)	(697,969)	(807,780)	(27,807)
Financial liabilities for trading	410,778	(354,544)	332,874	11,459
Accounts payable	1,656,567	(3,197,294)	2,992,599	103,016
Income tax payable	1,462,879	(339,119)	383,718	13,209
Accrued expenses	2,239,267	1,095,081	534,821	18,410
Advance real estate receipts	(1,466,097)	6,292	119,350	4,108
Other current liabilities and other liabilities	156,341	(442,434)	(174,570)	(6,009)

Net cash provided by operating activities	36,965,094	31,936,706	29,017,945	998,896

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(16,670,994)	(1,700,000)	(838,443)	(28,862)
Proceeds from disposal of available-for-sale financial assets	20,883,928	2,078,725	770,163	26,512
Acquisition of financial assets carried at cost	(42,892)	(97,130)	(52,790)	(1,817)
Proceeds from disposal of financial assets carried at cost	-	-	54,180	1,865
Cash received from return of capital by financial assets carried at cost	28,556	24,308	34,598	1,191
Acquisition of equity method investments	-	(285,709)	-	-
Acquisition of subsidiaries	(6,181,583)	(2,106,203)	(261,607)	(9,006)
Cash received from return of capital by equity method investments	3,169	267,478	-	-
Cash paid for purchase of property, plant and equipment	(34,109,113)	(29,417,906)	(39,301,272)	(1,352,884)
Cash received from disposal of property, plant and equipment	261,010	1,292,012	385,164	13,259
Decrease (increase) in guarantee deposits	255,260	(40,405)	15,391	530
Decrease in other receivables	450,000	-	-	-
Decrease (increase) in restricted assets	(17,834)	55,505	19,368	667
Purchase of intangible assets	(231,813)	(1,158,835)	(895,466)	(30,825)
Increase in other assets	(713,149)	(942,537)	(23,250)	(800)

Net cash used in investing activities	(36,085,455)	(32,030,697)	(40,093,964)	(1,380,170)
 (Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 2)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of) short-term borrowings	$(2,714,111)	$8,810,615	$13,919,793	$479,167
Issuance of bonds payable	-	10,841,834	-	-
Proceeds from long-term bank loans	32,586,219	29,852,451	13,840,778	476,447
Repayments of long-term bank loans	(25,715,266)	(43,783,427)	(18,969,491)	(652,994)
Increase (decrease) in guarantee deposits received	(2,269)	(6,789)	3,234	111
Net changes in capital lease obligations	(77,111)	25,786	(14,521)	(500)
Cash dividends, net of cash dividends received by subsidiaries	(1,940,654)	(3,858,259)	(4,242,167)	(146,030)
Proceeds from exercise of stock options by employees	499,404	589,326	315,690	10,867
Repurchase of treasury stock	(1,185,205)	(2,772,634)	-	-
Increase (decrease) in minority interest	250,448	(41,537)	3,602,439	124,008

Net cash provided by (used in) financing activities	1,701,455	(342,634)	8,455,755	291,076

EFFECT OF EXCHANGE RATE CHANGES	(1,741,031)	1,460,857	(1,535,974)	(52,874)

NET INCREASE (DECREASE) IN CASH	840,063	1,024,232	(4,156,238)	(143,072)

CASH, BEGINNING OF YEAR	22,557,494	23,397,557	24,421,789	840,681

CASH, END OF YEAR	$23,397,557	$24,421,789	$20,265,551	$697,609

SUPPLEMENTAL INFORMATION
Interest paid	$1,683,056	$1,784,181	$2,140,357	$73,678
Less: Capitalized interest	(296,827)	(263,307)	(248,839)	(8,566)
Interest paid excluding capitalized interest	$1,386,229	$1,520,874	$1,891,518	$65,112

Income tax paid	$2,110,097	$2,896,928	$2,081,690	$71,659

Cash paid for purchase of property, plant and equipment
Purchase of property, plant and equipment	$34,761,050	$31,032,002	$38,893,116	$1,338,834
Decrease (increase) in payable for properties	(651,937)	(1,614,096)	408,156	14,050
	$34,109,113	$29,417,906	$39,301,272	$1,352,884

Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$290,165	$1,283,436	$343,039	$11,809
Decrease (increase) in other receivables	(29,155)	8,576	42,125	1,450
	$261,010	$1,292,012	$385,164	$13,259

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Current portion of long-term bank loans	$2,990,176	$3,418,799	$3,167,050	$109,021
Current portion of capital lease obligations	28,838	42,161	46,727	1,609
Payable to minority interest	718,023	-	-	-
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

In addition to the disclosures in Note 2 to the consolidated financial statements, the supplemental information regarding the acquisitions of newly consolidated subsidiaries is shown as follows:

a.
Advanced Semiconductor Engineering, Inc. (“ASE Inc.”) and its subsidiaries (collectively, the “Company”) acquired shareholdings of Universal Scientific Industrial Co., Ltd. (“USI”) in February 2010 and the net cash receipts and fair values of acquired assets and liabilities of USI at the acquisition date were shown as follows:

NT$

Current assets	$29,599,348
Long-term investments	497,508
Property, plant and equipment, net	6,866,077
Other assets	4,743,627
Current liabilities	(19,490,014)
Long-term bank loans (including current portion)	(100,000)
Other liabilities	(365,877)
21,750,669
Percentage of acquired shareholdings	60.07%
13,065,626
Goodwill (Note 14)	409,430
Total consideration	13,475,056
Less: Acquired through delivery of treasury stock	(5,246,916)
8,228,140
Less: Cash received of acquired company at the acquisition date	(8,842,323)
Net cash inflow from the acquisition	$(614,183)

b.
The Company acquired 100% shareholdings of EEMS Test Singapore Pte. Ltd. from its parent company, EEMS Asia Pte. Ltd. in August 2010.  The net cash payments and fair values of acquired assets and liabilities of EEMS Test Singapore Pte. Ltd. at the acquisition date were shown as follows:

NT$

Current assets	$659,669
Property, plant and equipment, net	1,472,944
Other assets	145,694
Current liabilities	(102,192)
Long-term bank loans (including current portion)	(108,077)
2,068,038
Goodwill (Note 14)	236,287
Total consideration	2,304,325
Less: Cash received of acquired company at the acquisition date	(175,676)
Net cash outflow from the acquisition	$2,128,649

c.
Power ASE Technology Inc. (“PowerASE”) acquired 84.25% shareholdings of Lu - Chu Development Corporation (“Luchu”) from Powerchip Technology Corporation (“PSC”) and its affiliates in October and November 2011.  The net cash payments and fair values of acquired assets and liabilities of Luchu at the acquisition date were shown as follows:

NT$

Current assets	$1,636,455
Other assets	4
Current liabilities	(981)
Long-term bank loans	(60,000)
1,575,478
Percentage of acquired shareholdings	84.25%
1,327,339
Goodwill (Note 14)	38,899
Total consideration	1,366,238

(Continued)
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

NT$

Less: Cash received of acquired company at the acquisition date	$(13,709)
Credit by accounts receivable	(1,000,000)
Other payables	(200,000)
Net cash outflow from the acquisition	$152,529

d.
ASE Inc. acquired 100% shareholdings of Yang Ting Tech Co., Ltd. (“Yang Ting”) in January 2012.  The net cash payments and fair values of acquired assets and liabilities of Yang Ting at the acquisition date were shown as follows:

	NT$	US$

Current assets	$171,015	$5,887
Property, plant and equipment, net	265,902	9,153
Other assets	4,574	158
Current liabilities	(96,929)	(3,337)
Long-term bank loans	(44,800)	(1,542)
Other liabilities	(1,200)	(41)
	298,562	10,278
Goodwill (Note 14)	1,454	50
Total consideration	300,016	10,328
Less: Cash received of acquired company at the acquisition date	(38,409)	(1,322)
Net cash outflow from the acquisition	$261,607	$9,006

(Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

■Attachment Ⅴ

Advanced Semiconductor Engineering, Inc.
Guidelines for Issuance and Conversion of Privately Offered Foreign Non-
guaranteed Convertible Corporate Bonds (Tentative)

1.           Total issue

The maximum amount of a corporate bond issue for the Company is US$●. The par value is US$●, issued at par value.

2.           Issuance duration

The issuance duration is ● years.

3.           Coupon rate

Coupon rate at 0%-5%.

4.     Date and method of return of principle

Except for conversion or resale by the bond holders or premature recall or buyback and cancellation by the Company, the Company will repay the face value of the bonds or with interest compensation in a cash lump sum to the bond holders upon the maturity of the bonds.

5.      Issuance method

This private offering of foreign convertible corporate bonds will be issued outside the Republic of China and processed according to the laws and regulations of the country of sale and common international practice.

6.     Price and method of conversion

The conversion price may not fall below the simple arithmetic mean of the share's closing price on TWSE on the date the issue price is set and its closing price one, three or five days prior to the price-setting date after deducting distribution of stock dividends and adding reversed dividends for capital reduction or 80% of the simple arithmetic mean of the share's closing price over the thirty business days preceding the price-setting date after deducting distribution of stock dividends and interests and adding reversed dividends for capital reduction. For the actual issue price, the shareholders meeting will be requested to grant the board of directors the authority to set the price according to the law.

After the bond has been issued, the conversion price will be adjusted when the number of the Company's outstanding (or privately offered) common shares increases (including but not limited to capital increase by public or private offerings for cash, by surplus, and by capital reserve, corporate mergers or acceptance of new shares issued by other companies, stock splits and cash capital increase through GDRs), cash dividends are distributed, conversion or subscription of reissue (or private offering) is made below the share price for securities with option to convert to or subscribe common shares is below the market price or subscription price, or the number of common shares falls due to capital reduction by cancellation of treasury shares.

With the exception of the statutory period in which ownership may not be transferred, a bond holder may request to have his bonds converted to common shares in the Company at any time after ● months from the issue date and prior to ten days before the maturity.

7.     The Company's right to reclaim the bonds

The Company may choose not to include a right to reclaim or buy back the outstanding bonds in cash at par value or with interests in one of the following circumstances.

1. If the amount of the outstanding bonds falls below 10% of the total amount of the original issue after one year from the issue date and prior to 40 days before the maturity.

2.  If the closing price of the Company's common shares on TWSE exceeds the current conversion price by 130% or more for 30 consecutive business days after one year from the issue date and prior to 40 days before the maturity.

8.     The bond holder's resale right:

The Company may choose not to include a resale right or a bond holder may request that the Company buys back the bonds at the full or partial price calculated at an annual yield of ● % after ● months from the issue date.

9.     Public offering for shares converted from the corporate bonds

The shares converted from the corporate bonds may be filed with the Financial Supervisory Commission for a public offering after three years from the corporate bonds' delivery date, and an application may be submitted to TWSE for trading on the stock exchange.

10.   Applicable laws

The issuance, administration, and disposal of the corporate bonds shall be subject to the laws of [the New York State]. However, the approval for issuance and exercise of conversion rights for the corporate bonds shall be conducted according to the laws of the Republic of China and be subject to the restrictions under the laws of the Republic of China.

11.   Sale restrictions

The corporate bonds may not be offered, sold, or delivered in the Republic of China. The corporate bonds shall be sold according to the laws of the country of sale outside the Republic of China.

12.   Taxes

1.
Withholding tax: According to the existing tax laws, a 15% tax shall be withheld on interests and returns (if any) on the corporate bonds held by profit making organizations without fixed business addresses in the Republic of China or individuals who do not reside in the Republic of China.

2.	Securities transactions tax: Investors shall be subject to a securities transactions tax at 0.3% of the total amount when selling shares.

3. Capital gains tax for securities: When selling shares, investors must calculate, file, and pay the capital gains tax and the income basic tax by following the Income Tax Act and the Income Basic Tax Act. Foreign individuals shall pay a capital gains tax for securities of 15% of the capital gain calculated under the rules. Foreign corporate entities may be exempted from capital gains taxes, but those with fixed business addresses in the Republic of China or business agents shall calculate whether they have to pay income basic taxes.

The aforementioned withholding tax, securities transactions tax, and capital gains tax are described according to the current rules, and shall be subject to changes in the future if the tax laws in the Republic of China change.

■ Attachment Ⅵ

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Procedures for Lending Funds to Other Parties

Original Provisions	Provisions after Revision
Article 1 Purpose
For the purpose of protecting the rights of the shareholders and meeting the business needs of the Company, the Procedures are implemented according to the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies released by the Financial Supervisory Commission of the Executive Yuan (herein referred to as the FSC). Matters not specified in the Procedures shall be handled according to the applicable laws.
Article 2 Parties to lend funds
The parties to which the Company may lend funds (herein referred to as the borrowers) are limited to one of the following parties, and must not be shareholders or any parties not specified below.
1. Companies with whom the Company conducts business.
2. Companies with short term financing needs. Short term is defined as the longer of one year and one business cycle.
3. Loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights are not subject to the restrictions under Paragraph 2.

Article 4 Loan limits
The Company's funding sources are limited to equity fund and revolving funds, and loans must be processed without affecting the Company's normal operations. Restrictions for loan amounts:
1. Overall loan limit: The overall amount may not exceed 50% of the Company's net worth on the latest financial statements. However, the overall limit for loans between companies for short term financing needs shall be 40% of the Company's net worth.
2. Loan limits for individual companies:
(1) Loans as part of business relationship: Not to exceed 20% of the Company's net worth on the latest financial statements.

Article 1 Purpose
For the purpose of protecting the rights of the shareholders and meeting the business needs of the Company, the Procedures are implemented according to the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies released by the Financial Supervisory Commission of the Executive Yuan (herein referred to as the FSC). Matters not specified in the Procedures shall be handled according to the applicable laws.
Article 2 Parties to lend funds
The parties to which the Company may lend funds (herein referred to as the borrowers) are limited to one of the following parties, and must not be shareholders or any parties not specified below:
1. Companies with whom the Company conducts business.
2. Companies with short term financing needs. Short term is defined as the longer of one year and one business cycle.
The parties to lend funds for subsidiaries shall follow the rules under the preceding paragraph. However, loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights shall follow the exception under Paragraph 2, Article 5 and not subject to the restriction in Item 2 under the preceding paragraph.

Article 4 Loan limits
The Company's funding sources are limited to equity fund and revolving funds, and loans must be processed without affecting the Company's normal operations. Restrictions for loan amounts:
1. Overall loan limit: The overall amount may not exceed 50% of the Company's net worth on the latest financial statements. However, the overall limit for loans between companies for short term financing needs shall be 40% of the Company's net worth.
2. Loan limits for individual companies:
(1) Loans as part of business relationship: Not to exceed 20% of the Company's net worth on the latest financial statements.

Original Provisions	Provisions after Revision

In addition, for risk considerations, the amount of a loan may not exceed the total amount of business transactions between the two parties in the last year.

(2)   Loans for short term financing needs: Not to exceed 20% of the Company's net worth on the latest financial statements.

For Loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights are not subject to the restrictions under Paragraphs 1 and 2.
Article 5 Loan period and interest calculation

1. The loan period is limited to one year. For special cases, extensions may be granted with the approval of the board of directors. A loan may not be extended beyond six months or more than once.
2. The loan is calculated at floating interest rates and adjusted by the Company's cost of capital. Interest rate adjustments will become effective after it is submitted by the Finance Department to the president for approval. Interests are calculated once every month.
3. Loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights are not subject to the restrictions under Paragraph 1.

Article 7 Decision and level of authority
1. When lending to another party, the Finance Department must carefully assess the compliance with the Procedures, and submit the results under Article 6 for the president's approval and the board of directors's resolution before proceeding.

In addition, for risk considerations, the amount of a loan may not exceed the total amount of business transactions between the two parties in the last year.

(2)    Loans for short term financing needs: Not to exceed 20% of the Company's net worth on the latest financial statements.

For loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, regardless of the nature being part of business relationship or short term financing needs, the total and individual loan limits shall not exceed 15% and 10%, respectively, of the Company's net worth on the latest financial statements.

Article 5 Loan period and interest calculation
The loan period and interest calculation for the Company shall be as follows:

1. The loan period is limited to one year. For special cases, extensions may be granted with the approval of the board of directors. A loan may not be extended beyond six months or more than once.
2. The loan is calculated at floating interest rates and adjusted by the Company's cost of capital. Interest rate adjustments will become effective after it is submitted by the Finance Department to the president for approval. Interests are calculated once every month.
The loan period and interest calculation for a subsidiary shall be as follows: However, loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the loan period may not exceed five years. For special cases, extensions may be granted with the approval of the board of directors. A loan may not be extended beyond three years or more than once, and is not subject to the restriction under Item 1 in the preceding paragraph.

Article 7 Decision and level of authority
1. When lending to another party, the Finance Department must carefully assess the compliance with the Procedures, and submit the results under Article 6 for the president's approval and the board of directors's resolution before proceeding.

Original Provisions	Provisions after Revision

2. Lending between the Company and its parent or subsidiaries or between the Company's subsidiaries shall be submitted for the board of directors's resolution according to the preceding paragraph, and the chairman is authorized to grant a loan of a fixed amount to the same party as approved by the board of directors in the form of multiple loans or a revolving loan within the period of one year.

3. With respect to the fixed amount referred to in the preceding paragraph, except lending between foreign companies in which the Company directly or indirectly holds 100% of the voting rights complying with Paragraph 3, Article 2 are not subject to the loan limit, lending by the Company or a subsidiary to a single enterprise shall not exceed 10% of its own net worth on the latest financial statements.

4. If the Company has created the position of independent director, the board of directors shall take into full consideration each independent director's opinions when lending to other parties, and record each independent director's agreement or objection and reasons for objection in the meeting minutes in detail.

5. Details of lending and related matters shall be submitted to the next shareholders meeting.

Article 10 Information disclosure

1. The Company shall disclose the outstanding loan balances for the Company and its subsidiaries from the previous month by the 10th day of each month.

2. The Company shall disclose and file the information within two days of the incident if the Company's lending meets one of the following criteria:

(1)   The outstanding loan balance for the Company and its subsidiaries has reached 20% of the Company's net worth on the latest financial statements.
(2)   The outstanding balance of a loan from the Company and its subsidiaries to a single enterprise has reached 10% of the Company's net worth on the latest financial statements.
(3)   New lending by the Company or one of its subsidiaries has reached NT$10 million and 2% of the Company's net worth on the latest financial statements.

2. Lending between the Company and its parent or subsidiaries or between the Company's subsidiaries shall be submitted for the board of directors's resolution according to the preceding paragraph, and the chairman is authorized to grant a loan of a fixed amount to the same party as approved by the board of directors in the form of multiple loans or a revolving loan within the period of one year.

3. With respect to the fixed amount referred to in the preceding paragraph, except lending between foreign companies in which the Company directly or indirectly holds 100% of the voting rights are not subject to the loan limit, lending by the Company or a subsidiary to a single enterprise shall not exceed 10% of its own net worth on the latest financial statements.

4. If the Company has created the position of independent director, the board of directors shall take into full consideration each independent director's opinions when lending to other parties, and record each independent director's agreement or objection and reasons for objection in the meeting minutes in detail.

5. Details of lending and related matters shall be submitted to the next shareholders meeting.

Article 10 Information disclosure

1. The Company shall disclose the outstanding loan balances for the Company and its subsidiaries from the previous month by the 10th day of each month.
2. The Company shall disclose and file the information within two days of the date of incident if the Company's lending meets one of the following criteria:

(1)   The outstanding loan balance for the Company and its subsidiaries has reached 20% of the Company's net worth on the latest financial statements.
(2)  The outstanding balance of a loan from the Company and its subsidiaries to a single enterprise has reached 10% of the Company's net worth on the latest financial statements.
(3)   New lending by the Company or one of its subsidiaries has reached NT$10 million and 2% of the Company's net worth on the latest financial statements.

Original Provisions	Provisions after Revision

3. For a subsidiary of the Company that is not publicly listed in the Republic of China, the information to be disclosed and filed under Item 3, Paragraph 2 by the subsidiary shall be handled by the Company.

4. The Company shall follow the generally accepted accounting principles to assess its lending position and set aside an adequate bad debt reserve, and disclose the relevant information in the financial statements and provide the information to the auditor in order to perform the necessary audit procedure.

Article 12 Control procedure for lending by subsidiaries to other parties
1. For a subsidiary planning to lend to another party, the Company shall order the subsidiary to follow the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies released by the FSC and devise and implement a procedure for lending to other parties.
2. The total and individual loan limits for a subsidiary shall not exceed 40% and 20%, respectively, of the subsidiary's net worth on the latest financial statements.

3. A subsidiary shall prepare a lending statement for the previous month on the 10th day of each month and submit the statement to the Company for review.
4. The internal audit personnel of a subsidiary shall audit the lending procedure and actual progresses at least once every quarter and make a written record of each audit. Upon identifying any material violation, the supervisors of the subsidiary as well as the internal audit department of the Company shall immediately be notified in writing.
5. The internal audit department of the

3. For a subsidiary of the Company that is not publicly listed in the Republic of China, the information to be disclosed and filed under Item 3, Paragraph 2 by the subsidiary shall be handled by the Company.
4. The date of incident referred to under Item 2 refers to the date of signing a contract, the payment date, the date for a board of directors resolution, or a date that is sufficient to determine the earlier of trade counterparties and transaction dates.
5. The Company shall assess its lending position and set aside an adequate bad debt reserve, and disclose the relevant information in the financial statements and provide the information to the auditor in order to perform the necessary audit procedure.

Article 12 Control procedure for lending by subsidiaries to other parties
1. For a subsidiary planning to lend to another party, the Company shall order the subsidiary to follow the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies released by the FSC and devise and implement a procedure for lending to other parties.
2. The total and individual loan limits for a subsidiary shall not exceed 40% and 20%, respectively, of the subsidiary's net worth on the latest financial statements. For loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the total and individual loan limits shall be as specified under Paragraph 2, Article 4 and not subject to the restrictions.
3. A subsidiary shall prepare a lending statement for the previous month on the 10th day of each month and submit the statement to the Company for review.
4. The internal audit personnel of a subsidiary shall audit the lending procedure and actual progresses at least once every quarter and make a written record of each audit. Upon identifying any material violation, the supervisors of the subsidiary as well as the internal audit department of the Company shall immediately be notified in writing.
5. The internal audit department of the Company

Original Provisions	Provisions after Revision
Company shall take the opportunity to understand the procedures for lending to other parties and implementation at the subsidiaries when performing inspections according to the annual audit plan. Discrepancies shall be followed up and the improvement be monitored, and follow up reports shall be submitted to the president.
6. Loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights are not subject to the restrictions under Paragraph 2.
shall take the opportunity to understand the procedures for lending to other parties and implementation at the subsidiaries when performing inspections according to the annual audit plan. Discrepancies shall be followed up and the improvement be monitored, and follow up reports shall be submitted to the president.

■Attachment Ⅶ

Advanced Semiconductor Engineering, Inc.
Table of Comparison of Procedures of Making of Endorsement and Guarantees

Original Provisions	Provisions after Revision

Article 1 Purpose
For the purpose of protecting the rights of the shareholders and meeting the business needs of the Company, the Procedures are implemented according to the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies released by the Financial Supervisory Commission of the Executive Yuan (herein referred to as the FSC). Matters not specified in the Procedures shall be handled according to the applicable laws.

Article 5 Procedures for making of endorsement and guarantees

1. When an endorsed or guaranteed enterprise needs to access the amount endorsed or guaranteed by the Company, it shall report the loan amount, period, and nature of endorsement or guarantee to the Company. The Finance Department shall review the report and assess the risks, and then submit the results to the board of directors for approval before proceeding.

2. The Finance Department shall perform credit checks and risk assessments on endorsed or guaranteed companies. The assessments shall include the following items:

(1)   Necessity and reasonableness of the endorsement or guarantee.
(2)   Credit check and risk assessment on endorsed or guaranteed party
(3)   Impact on the Company's operational risks, financial conditions, and shareholders equity.
(4)   Whether to obtain collateral and appraised value of collateral.
(5)   For endorsement or guarantee as

Article 1 Purpose
For the purpose of protecting the rights of the shareholders and meeting the business needs of the Company, the Procedures are implemented according to the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies released by the Financial Supervisory Commission (herein referred to as the FSC). Matters not specified in the Procedures shall be handled according to the applicable laws.
Article 5 Procedures for making of endorsement and guarantees

1. When an endorsed or guaranteed enterprise needs to access the amount endorsed or guaranteed by the Company, it shall report the loan amount, period, and nature of endorsement or guarantee to the Company. The Finance Department shall review the report and assess the risks, and then submit the results to the board of directors for approval before proceeding.

2. The Finance Department shall perform credit checks and risk assessments on endorsed or guaranteed companies. The assessments shall include the following items:

(1)   Necessity and reasonableness of the endorsement or guarantee.
(2)   Credit check and risk assessment on endorsed or guaranteed party
(3)   Impact on the Company's operational risks, financial conditions, and shareholders equity.
(4)   Whether to obtain collateral and appraised value of collateral.
(5)    For endorsement or guarantee as part

Original Provisions	Provisions after Revision

part of a business relationship, it shall be necessary to assess whether the amount is reasonable compared to the amount involved in the business relationship.

3. If deemed necessary by the risk assessment results, the Finance Department shall obtain collaterals from the endorsed or guaranteed party and complete the necessary procedures (e.g. mortgage, pledge).

4. The Finance Department shall create a log book for endorsements and guarantees, including details on endorsed or guaranteed parties, amounts, dates of board of directors resolutions or chairman approvals, endorsement or guarantee dates, items to be assessed under this article, and terms and dates for relieving endorsement or guarantee obligations.

5. When the Company or one of its subsidiaries provides endorsement or guarantee for a subsidiary whose net worth is below the paid-in capital, in addition to the rules under the four preceding paragraphs, the finance department of the Company or its subsidiary shall continue to monitor the finance, business, and credit conditions of the endorsed or guaranteed subsidiary. Any potential material risk shall be immediately reported to the board of directors in writing.

Article 9 Information disclosure

1. The Company shall disclose the outstanding balances of endorsements and guarantees for the Company and its subsidiaries from the of a business relationship, it shall be necessary to assess whether the amount is reasonable compared to the amount involved in the business relationship.

3. If deemed necessary by the risk assessment results, the Finance Department shall obtain collaterals from the endorsed or guaranteed party and complete the necessary procedures (e.g. mortgage, pledge).

4. The Finance Department shall create a log book for endorsements and guarantees, including details on endorsed or guaranteed parties, amounts, dates of board of directors resolutions or chairman approvals, endorsement or guarantee dates, items to be assessed under this article, and terms and dates for relieving endorsement or guarantee obligations.

5. When the Company or one of its subsidiaries provides endorsement or guarantee for a subsidiary whose net worth is below the paid-in capital, in addition to the rules under the four preceding paragraphs, the finance department of the Company or its subsidiary shall continue to monitor the finance, business, and credit conditions of the endorsed or guaranteed subsidiary. Any potential material risk shall be immediately reported to the board of directors in writing.

6. If the shares of the endorsed or guaranteed subsidiary in the preceding paragraph does not have a par value or the par value is not NT$10, the calculation of paid-in capital in the preceding paragraph shall also include the sum of the capital and the capital surplus at premium.

Article 9 Information disclosure

1. The Company shall disclose the outstanding balances of endorsements and guarantees for the Company and its subsidiaries from the

Original Provisions	Provisions after Revision
 previous month by the 10th day of each month.

2. The Company shall disclose and file the information within two days of the incident if the Company's endorsements and guarantees meet one of the following criteria:

(1)   The outstanding balance of endorsements and guarantees for the Company and its subsidiaries has reached 50% of the Company's net worth on the latest financial statements.

(2)   The outstanding balance of an endorsement or guarantee by the Company and its subsidiaries to a single enterprise has reached 20% of the Company's net worth on the latest financial statements.

(3)   The outstanding balance of an endorsement or guarantee by the Company and its subsidiaries to a single enterprise has reached NT$10 million and the sum of total endorsements and guarantees, long term investments, and outstanding loans has reached 30% of the Company's net worth on the latest financial statements.

(4)   New endorsements and guarantees by the Company or one of its subsidiaries has reached NT$30 million and 5% of the Company's net worth on the latest financial statements.

3. For a subsidiary of the Company that is not publicly listed in the Republic of China, the information to be disclosed and filed under Item 4, Paragraph 2 by the subsidiary shall be handled by the Company.

4. The Company shall follow the Statements of Financial Accounting Standards No. 9 and perform previous month by the 10th day of each month.

2. The Company shall disclose and file the information within two days of the date of incident if the Company's endorsements and guarantees meet one of the following criteria:

(1)   The outstanding balance of endorsements and guarantees for the Company and its subsidiaries has reached 50% of the Company's net worth on the latest financial statements.
(2)   The outstanding balance of an endorsement or guarantee by the Company and its subsidiaries to a single enterprise has reached 20% of the Company's net worth on the latest financial statements.
(3)   The outstanding balance of an endorsement or guarantee by the Company and its subsidiaries to a single enterprise has reached NT$10 million and the sum of total endorsements and guarantees, investments of a long term nature, and outstanding loans has reached 30% of the Company's net worth on the latest financial statements.
(4)   New endorsements and guarantees by the Company or one of its subsidiaries has reached NT$30 million and 5% of the Company's net worth on the latest financial statements.

3. For a subsidiary of the Company that is not publicly listed in the Republic of China, the information to be disclosed and filed under Item 4, Paragraph 2 by the subsidiary shall be handled by the Company.

4. The Company shall perform quarterly assessment and recognize any endorsement or

Original Provisions	Provisions after Revision
quarterly assessment and recognize any endorsement or guarantee loss. In addition, endorsements and guarantees shall be adequately disclosed in the financial statements and the information shall be provided to the auditor in order to perform the necessary audit procedure.	guarantee loss. In addition, endorsements and guarantees shall be adequately disclosed in the financial statements and the information shall be provided to the auditor in order to perform the necessary audit procedure.

5. The date of incident referred to under Item 2 refers to the date of signing a contract, the payment date, the date for a board of directors resolution, or a date that is sufficient to determine the earlier of trade counterparties and transaction dates.

■Attachment Ⅷ

Advanced Semiconductor Engineering, Inc.
Table of Comparison of the Revised Articles of Incorporation
Original Provisions	Provisions after Revision
Article 6:
The Company's registered capital is NT$95 billion, divided into 9.5 billion shares with a face value of NT$10 per share. Stock options worth NT$8 billion are set aside for employee subscription. The board of directors is authorized to issue the remainder in several batches.

Article 6:
The Company's registered capital is NT$96 billion, divided into 9.6 billion shares with a face value of NT$10 per share. Stock options worth NT$8 billion are set aside for employee subscription. The board of directors is authorized to issue the remainder in several batches.

Article 23:
The Company’s net profits each year after the actual budget shall be distributed in the following order:
(1)   Make up losses.
(2)   Allocation of 10% as the legal surplus reserve.
(3)   Allocation of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.

(4)    For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after being realized.

Any remaining profits, if any, shall be distributed as follows:

(5)   Allocation of 2%, inclusive, or less from the balance after the amounts mandated by Items 1 to 4 above have been deducted as the remuneration for directors and supervisors.

(6)    7%-10% of the remainder after deducting the amounts indicated in Items 1 to 4 shall be set aside for distribution as employee bonuses. 7% of the amount earmarked for employee bonuses shall be distributed according to the rules governing distribution of employee bonuses, with the remainder distributed by the board of directors among employees based on their individual contributions.

(7)   The board of directors shall be delegated to draw up a plan to distribute the remaining profits to

Article 23:
The Company’s net profits each year after the actual budget shall be distributed in the following order:
(1)   Make up losses.
(2)   Allocation of 10% as the legal surplus reserve.
(3)   Allocation or reversal of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.

(4)    For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after being realized.

(5)   Addition or deduction of the portion of retained earnings that are equity investment gains or losses that have been realized or measured at fair value through other overall gains or losses.

Any remaining profits, if any, shall be distributed as follows:

(6)   Allocation of 1%, inclusive, or less from the balance after the amounts mandated by Items 1 to 5 above have been deducted as the remuneration for directors and supervisors.

(7)   7%-11% of the remainder after deducting the amounts indicated in Items 1 to 5 shall be set aside for distribution as employee bonuses. 7% of the amount earmarked for employee bonuses shall be distributed according to the rules governing distribution of employee bonuses; the remainder exceeding the 7% to be distributed by the board of directors among employees based on their individual contributions.

(8)   The board of directors shall be delegated to draw up a plan to distribute the remaining profits to

Original Provisions	Provisions after Revision

shareholders pro rata according to the percentage of shares held by each shareholder.

Employees referred to in Subparagraph 6 of the preceding paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the board of directors.

shareholders pro rata according to the percentage of shares held by each shareholder.

Employees referred to in Item 7 of the preceding paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the board of directors.

Article 27:
The articles of incorporation were passed at a founders' meeting held on March 11, 1984.
The first amendment was made on May 3, 1984.

The thirty-seventh amendment was made on June 14, 2010.
The thirty-eighth amendment was made on June 28, 2011.
The thirty-ninth amendment was made on June 21, 2012.

Article 27:
The articles of incorporation were passed at a founders' meeting held on March 11, 1984.
The first amendment was made on May 3, 1984.

The thirty-seventh amendment was made on June 14, 2010.
The thirty-eighth amendment was made on June 28, 2011.
The thirty-ninth amendment was made on June 21, 2012.
The fortieth amendment was made on June 26, 2013.

■Appendix Ⅰ

Advanced Semiconductor Engineering, Inc.

Rules of Procedure for the Shareholders’ Meeting

1.	The Shareholders’ Meeting of the Company shall be conducted in accordance with the Rules specified herein.
2.
Shareholders attending the meeting in person (or their proxies) shall wear attendance badges and shall submit sign-in cards in lieu of signing in. The Company's weight of share ownership in attendance shall be based on the weight of share ownership described in the preceding, plus the weight of share ownership exercised via electronic voting.

3.
Unless specified in Article 179 of the Company Act whereas no voting right is entitled or restricted by the applicable rules under the Company Act whereas limited voting right is entitled, a shareholder of the Company shall be entitled to one vote for each share held. When a shareholder is unable to attend the shareholders’ meeting for whatever the reason, the shareholder may present a proxy statement printed by the Company that states the scope of authorization to entrust a proxy to attend the shareholders’ meeting. With the exception of trust enterprises or stock affair agencies approved by competent securities authorities concerned, the votes that may be cast by one proxy representing two or more shareholders shall not exceed three percent of the votes of total shares issued; any votes in excess of that limit shall not be counted.
A shareholder may only execute one power of attorney and appoint one proxy only, which shall be delivered to the Company at least five days prior to the shareholders meeting. In case of overlapping proxies, the first one to arrive at the Company shall apply. However, exception applies when a proxy is rescinded.
Once the proxy has been delivered to the Company and the shareholder wishes to personally attend the meeting or exercise his or her voting rights by electronic means, the concerned shareholder should notify the Company in writing two days prior to the shareholders’ meeting to rescind the notice for proxy. If the shareholder fails to do so by the deadline, the voting right cast by the trustee agent shall govern.

4.
Venue of ANNUAL SHAREHOLDERS’ MEETINGs shall be where the Company is located or a different location convenient for shareholders to attend and for the meeting to be held with the commencement no earlier than 9am or later than 3pm.

5.
Unless otherwise stipulated in the Company Act, ANNUAL SHAREHOLDERS’ MEETINGs shall be called by the board of directors and chaired by the president. Article 208.3 of the Company Act shall be followed if the president is absent. If an ANNUAL SHAREHOLDERS’ MEETING is called by someone other than the president who has the right to call the meeting, the said person shall chair the meeting. If more than one person has the right to call the meeting, one shall be elected to chair the meeting.

6.
The Company may appoint the retained lawyers, certified public accountants or relevant personnel to attend the shareholders’ meeting. The staff handling administrative affairs of the shareholders’ meeting shall wear identification badges or arm-bands.

7.	The Company shall record the whole course of the shareholders’ meeting on audio tape or video tape, and shall keep the tapes on file for at least one year.
8.
The chairperson shall announce that the meeting begins when it is time to begin. If shareholders representing more than half of all voting rights are not present, the chairperson may delay the meeting. A meeting may be delayed twice for a combined maximum of one hour. If after two postponements the number of shareholders present is still insufficient while the shareholders present do represent at least one third of the total issued shares, provisional resolutions may be adopted in accordance with Article 175 Paragraph 1 of the Company Act. If prior to the end of the meeting the shareholders present have represented at least half of the total issued shares, the chairperson may resubmit the provisional resolutions adopted by the meeting for a vote in accordance with Article 174 of The Company Act.

9.
Agenda of an ANNUAL SHAREHOLDERS’ MEETING called by the board of directors shall be decided by the board of directors. The meeting shall proceed according to the agenda unless changed by an ANNUAL SHAREHOLDERS’ MEETING resolution.
If the shareholders’ meeting is convened by someone entitled to convene such a meeting who is not a member of the board of directors, the rules of the preceding paragraph shall apply mutatis mutandis.
Unless by the resolution of the shareholders’ meeting, the chairperson may not declare the meeting ended until all items on the agenda (including extemporaneous motions) arranged in the preceding two paragraphs have been completed.
After the meeting is declared ended, shareholders may not elect a chairperson to resume the meeting at the original location or other premises, unless such declaration by the chairperson has violated the rules of procedure, whereas one person may be elected the chairperson with the consent of one half of the votes represented by shareholders present to resume the Meeting.

10.	When the shareholders’ meeting is in session, the chairperson may in his/her discretion allocate and announce time for breaks.
11.
Before a shareholder present at the meeting speaks, he/she shall first fill out a statement slip stating therein the main points of the statement, the shareholder's account number (or the attendance identification number) and account name, so that the chairperson may determine the order of speaking. The shareholder present at the meeting that merely submits a statement slip without speaking is considered not having spoken. If the contents of the statement do not conform to the contents of the statement slip, the contents of the statement shall govern. Unless given consent by the chairperson and the speaking shareholder, the other shareholders may not speak to interrupt when a shareholder is speaking; otherwise the chairperson shall stop the interruption.

12.
Unless permitted by the chairperson, no shareholder may speak for more than twice regarding the same proposal, and shall not last for more than five minutes each time.
If a shareholder violates rules under the preceding paragraph or goes beyond the scope of topics for discussion in speaking, the chairperson may stop him/her from speaking.

13.
When an institutional person attends the shareholders’ meeting as a proxy, the institutional person may assign only one representative to attend the meeting. When an institutional shareholder assigns two or more representatives to attend the shareholders’ meeting, only one of them may speak for any single proposal.

14.	After a shareholder present at the meeting speaks, the chairperson may reply in person or assign concerned personnel to reply.
15.
With respect to discussions of a proposal, if the chairperson feels that a consensus has been reached where a vote can be taken on the proposal, he/she may announce that the discussions shall cease and the proposal be submitted for a vote.

16.
The chairperson shall appoint monitors and ballot counters for voting on proposals. For qualifications, monitors must be shareholders. The results of each vote shall be announced on the spot and made into the minutes.

17.
Unless otherwise provided by The Company Act or the Company’s Articles of Incorporation, a proposal shall be approved by the consent of more than half of the votes of shares represented by shareholders present. In voting, a proposal is considered approved if the chairperson receives no dissenting opinions after requesting, which has the same effect as does voting by ballot.

18.
Where there is an amendment or an alternative for a proposal, the chairperson shall determine the order in which they are to be voted on with the original proposal. If any of the proposals has been approved, the other shall be treated as rejected and not be voted on separately.

19.
The chairperson may instruct the inspectors (or security personnel) to assist in maintaining order in the meeting venue. While assisting in maintaining order at the venue, the inspectors (or security personnel) shall wear arm-bands reading “Inspector.”

20.	All matters not provided by these Rules herein shall be handled in accordance with The Company Act, relevant laws and regulations, as well as the Company’s Articles of Incorporation.
21.	These Rules shall come into force given the approval of the shareholders’ meeting, and so shall be the amendment.

■Appendix Ⅱ
Advanced Semiconductor Engineering, Inc.

Articles of Incorporation (Before Revisions)

Chapter I General Rules
Article 1	:	The Company is organized in accordance with the rules of The Company Act that governs companies limited by shares, and is named Advanced Semiconductor Engineering, Inc. in English.
Article 2	:
The businesses operated by the Company:
1. Manufacture, assembly, reprocessing, testing and export of integrated circuits of various types.
2. Research and development, design, manufacture, assembly, reprocessing, testing and export of various computer, electronic, communications and information products, as well as their peripherals and parts.
3. General export/import trades, excluding businesses requiring special permission.
4. CC01080 Electronic components manufacturing industry
5. CC01990 Other electrical, electronic and mechanical equipment manufacturing industry (IC lead frame, BGA substrate and FC substrate)
6. F119010 Electronic material wholesale business
7. F219010 Electronic material retail business
8. I199990 Other consultant service (technological and consultant service of IC lead frame, BGA substrate and FC substrate)
9. JE01010 Leasing business
10. ZZ99999 Engagement in businesses that are not prohibited or restricted by law with the exception of businesses requiring permit.

Article 3	:
Where the Company invests in another company as a limited liability shareholder, it is not subject to the restriction imposed by The Company Act providing that such investment shall not exceed a specified percentage of the total paid-in capital.

Article 4	:	The Company may provide external guarantees.
Article 5	:	The Company is headquartered in the Nantz Export Processing Zone in Kaohsiung, Taiwan. Branches, offices or business locations may be set up in Taiwan or overseas with board of directors resolutions.

Chapter II Shares
Article 6	:
The Company's registered capital is NT$95 billion, divided into 9.5 billion shares with a face value of NT$10 per share. Stock options worth NT$8 billion are set aside for employee subscription. The board of directors is authorized to issue the remainder in several batches.

Article 7	:
Share certificates of the Company are all registered in form, which shall be signed or affixed with seal by more than three directors as well as duly attested before they can be issued. According to Article 162.2 of the Company Act, the Company may choose to not provide share certificates in print form.

Article 8	:
Title transfer of stocks shall all be suspended from within sixty days before the shareholders’ general meeting is held, within thirty days before the shareholders’ provisional meeting is held, or within five days before the basis date for distribution of stock dividends and bonuses or other benefits determined by the Company.

Article 9	:	The Company’s processing rules of stock affairs shall fully comply with pertinent laws and regulations promulgated by the authorities concerned
Chapter III Shareholders’ Meeting
Article 10	:
The Company holds general and provisional shareholders' meetings. A general meeting is called by the board of directors once a year within six months after the end of a fiscal year according to law. The provisional meeting is convened when necessary according to law.

Article 11	:
To convene the shareholders’ general meeting and the shareholders’ provisional meeting, the Company shall inform each and every shareholder of the date, venue and purpose of convening the meeting thirty days and fifteen days respectively in advance before the meeting is held.

Article 12	:
Unless otherwise provided by The Company Act, a resolution of the shareholders’ meeting shall be adopted by the consent of more than one half of the votes represented by the shareholders present in a meeting attended by shareholders representing more than one half of the total issued shares.

Article 13	:	Unless specified in Article 179 of The Company Act whereas no voting right is entitled, a shareholder of the Company shall be entitled to one vote for each share held.
Article 14	:
If a shareholder is unable to attend the shareholders’ meeting for whatever the reason, he/she may present a proxy statement printed by the Company, stating therein the scope of authorization to entrust a proxy to appear on his/her behalf. The above proxy statement shall be delivered to the Company five days in advance before the shareholders’ meeting is held.

Article 15	:	Unless otherwise stipulated in the Company Act, ANNUAL SHAREHOLDERS’ MEETINGs shall be called by the board of directors and chaired by the president. Article 208.3 of the Company Act shall be followed if the president is absent. If an ANNUAL SHAREHOLDERS’ MEETING is called by someone other than the president who has the right to call the meeting, the said person shall chair the meeting. If more than one person has the right to call the meeting, one shall be elected to chair the meeting.

Chapter IV Directors and Supervisors

Article 16	:
The Company shall have seven to nine Directors, of which there shall be two independent Directors and five to seven non-independent Directors, and also five to seven Supervisors to be elected by the shareholders’ meeting from candidates with legal capacity. Each director and supervisor shall hold office for a term of three years, and may continue to serve in the office if re-elected.
At the time of election of Directors and Supervisors, it should be handled according to Article 198 of the Company Act and the relevant laws and regulations.
When handling the aforementioned election of Directors, the election of independent Directors and non-independent Directors should be held together, with the names of the elected separately calculated, and those that receive more ballots that represent voting rights will be elected as independent Directors or non-independent Directors.

Article 16.1	:
Shareholders retaining at least 1% of all outstanding shares and the board of directors may nominate candidates for independent directorship. A list of candidates determined at board of directors meetings to meet the criteria for being elected independent directors are submitted by the board of directors to the ANNUAL SHAREHOLDERS’ MEETING for consideration. If the Shareholder’s Meeting is convened by another person with the authority to convene the meeting, after the person with the authority to convene the meeting examines the qualifications of the candidate(s) for serving as an independent Director, the names are sent to the Shareholder’s meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for independent Director will be handled according to the Company Act, the Securities Exchange Law, and other relevant laws and regulations.

Article 16.2	:
Independent directors shall be remunerated with NT$2 million per person per year. If an independent serves on the board of directors for less than a year, s/he shall be paid part of that amount for the number of days served. An independent director of the Company, if also serving as a member of the Company's Remuneration Committee, shall receive compensation of NT$360,000 per year. If the term of service is less than one year, the actual compensation received shall be calculated on a pro-rata basis on the actual days served.

Article 17	:
The board of directors shall be organized by the directors whose functions are as follows:

(1) Preparing the business plan.
(2) Making proposals regarding profit distribution or loss replenishment.
(3) Making proposals regarding capital increase/decrease.
(4) Reviewing and approving important rules and contracts.

(5) Appointing and dismissing the president of the Company.
(6) Establishing and dissolving branch organizations of the Company.
(7) Reviewing and approving budgets and actual budget.
(8) Other functions vested by The Company Act or by the resolution of the shareholders’ meeting.

Article 18	:
The board of directors is formed by directors. The president shall be elected from the directors with 2/3 attending and over half of those attending voting for him/her. A vice president may be elected in the same way. The president represents the Company in its dealings with third parties. When the chairperson is on leave or unable to exercise his/her official functions for whatever the reason, the acting chairperson shall be designated in accordance with Article 208 of The Company Act.

Article 19	:
Unless otherwise provided by The Company Act, the board of directors meeting shall be convened by the chairperson according to law. The meeting may be held at any location at home, or by video conference.

Article 19.1	:
Board of directors meetings shall be notified to directors and supervisors seven days in advance with the reason indicated. In an emergency, a board of directors meeting may be called at any time.
Notifications of board of directors meetings may be in writing or via email or fax.

Article 20	:
A director may present a written proxy statement to entrust another director as the proxy to attend the board of directors meeting and exercise the voting right on his/her behalf, but each director may act as a proxy for only one other director.

Chapter V Manager
Article 21	:	The Company shall have one president, whose appointment, dismissal and remuneration shall be handled in accordance with Article 29 of The Company Act.
Chapter VI Accounting
Article 22	:
The Company’s fiscal year shall run from January 1 to December 31 each year. At the end of each fiscal year, the board of directors shall prepare the various statements and reports as required by The Company Act and submit them to the shareholders’ general meeting for ratification according to law.

Article 23	:
The Company’s net profits each year after the actual budget shall be distributed in the following order:
(1)  Replenishment of losses.
(2)  Allocation of 10% as the legal surplus reserve.
(3)  Allocation of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.
(4)   For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after being realized.
Any remaining profits, if any, shall be distributed as follows:

(5)   Allocation of 2%, inclusive, or less from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the remuneration for directors and supervisors.

(6)   7%-10% of the remainder after deducting the amounts indicated in (1)-(4) above shall be set aside for distribution as employees bonuses. 7% of the amount earmarked for employee bonuses shall be distributed according to the rules governing distribution of employee bonuses; the remainder exceeding the 7% is to be distributed by the board of directors among employees based on their individual contributions.

(7)   The board of directors shall be delegated to draw up a plan to distribute the remaining profits to shareholders pro rata according to the percentage of shares held by each S\shareholder.
Employees referred to in Subparagraph 6 of the preceding paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the board of directors.

Article 24	:
The Company is now at the stage of steady growth. To provide the Company with the funds it needs to expand and satisfy shareholders' desire for cash inflow, the Company adopts a Residual Dividend Policy. With which, cash dividends shall not fall below 30% of all dividends, with the remainder distributed in the form of stock dividends. Dividend distribution proposals shall be drafted by the board of directors and approved by the ANNUAL SHAREHOLDERS’ MEETING before they are implemented.

Chapter VII Supplementary Provisions
Article 25	:	The Articles of Incorporation and By-Laws of the Company shall be separately established.
Article 26	:	Any matters that are not completely provided by the Articles of Incorporation shall be handled in accordance with The Company Act.
Article 27	:
The Articles of Incorporation were established by the organizers’ meeting under the agreement of all organizers on March 11, 1984, and the first amendment was made on May 3, 1984.

The first amendment was made on May 3, 1984.
The second amendment was made on June 11, 1984.
The third amendment was made on June 25, 1984.
The fourth amendment was made on May 28, 1986.
The fifth amendment was made on July 10, 1986.
The sixth amendment was made on August 15, 1987.

The seventh amendment was made on May 28, 1988.
The eighth amendment was made on July 18, 1988.
The ninth amendment was made on September 1, 1988.
The tenth amendment was made on October 30, 1988.
The eleventh amendment was made on November 24, 1988.
The twelfth amendment was made on December 5, 1988.
The thirteenth amendment was made on February 21, 1989.
The fourteenth amendment was made on December 11, 1989.
The fifteenth amendment was made on March 31, 1990.
The sixteenth amendment was made on March 30, 1991.
The seventeenth amendment was made on April 11, 1992.
The eighteenth amendment was made on April 28, 1993.
The nineteenth amendment was made on March 21, 1994.
The twentieth amendment was made on March 21, 1995.
The twenty-first amendment was made on April 8, 1996.
The twenty-second amendment was made on April 12, 1997.
The twenty-third amendment was made on March 21, 1998.
The twenty-fourth amendment was made on June 9, 1999.
The twenty-fifth amendment was made on July 11, 2000.
The twenty-sixth amendment was made on June 1, 2001.
The twenty-seventh amendment was made on June 21, 2002.
The twenty-eighth amendment was made on June 21, 2002.
The twenty-ninth amendment was made on June 19, 2003.
The thirtieth amendment was made on June 19, 2003.
The thirty-first amendment was made on June 15, 2004.
The thirty-second amendment was made on June 30, 2005.
The thirty-third amendment was made on June 21, 2006.
The thirty-fourth amendment was made on June 28, 2007.
The thirty-fifth amendment was made on June 19, 2008.
The thirty-sixth amendment was made on June 25, 2009.
The thirty-seventh amendment was made on June 14, 2010.
The thirty-eighth amendment was made on June 28, 2011.
The thirty-ninth amendment was made on June 21, 2012.

■Appendix Ⅲ
Status of Holdings by Directors and Supervisors

1.	According to Article 26 of the Securities Exchange Act, all directors shall retain no less than a combined 121,757,059 shares and all supervisors no less than 12,175,706 shares.

2.	As of the ex-dividend date (April 27, 2013) shares retained by directors and supervisors are as follows:

April 27, 2013

Title	Name	Current Holdings
		No. of shares	Number of shares
Director	Richard H.P. Chang (Vice President)	102,994,941	1.35%
Director	Rutherford Chang	1,659,708	0.02%
Director	A.S.E. Enterprises Limited	1,327,202,773	17.44%
	Represented by: Jason C.S. Chang(Chairman)
	Tien Wu
	Joseph Tung
	J&R Holding Ltd.	46,703,763	0.61%
	Represented by: Raymond Lo
	Represented by: Jeffery Chen
Independent Directors	Shen-Fu Yu	0	0.00%
	Ta-Lin Hsu	0	0.00%
Supervisors	Jerry Chang	529,860	0.01%
Supervisors	Hung Ching Development & Construction Co., Ltd.	85,588,293	1.12%
	Represented by: YY Tseng
	David Pan
	TS Chen
	JJ Lee

Note 1: As of the ex-dividend date, combined shares retained by all directors were 1,478,561,185, conforming to Article 26 of the Securities Exchange Act.

Note 2: As of the ex-dividend date, combined shares retained by all supervisors were 86,118,153, conforming to Article 26 of the Securities Exchange Act.

■Appendix Ⅳ

Advanced Semiconductor Engineering, Inc.
Information Concerning Employee Bonus and Information
Remuneration for Directors and Supervisors

2012 resolution to distribute earnings waspassed at the board of directors meeting held on April 8, 2013. Distribution of earnings passed at the board of directors meeting is as follows:
1. Distribution of employee cash bonus of NT$1,147,223,000.
2. NT$228,000,000 is distributed as remuneration to directors and supervisors.
3. The difference between the amount to be distributed and the combined amount of employee bonuses of NT$1,178,222,351 and remuneration to directors and supervisors of NT$235,644,470 already expensed is NT$38,643,821.
   1.  Reason for the difference: Accounting estimate adjustments.
   2.  Handling of the difference: The difference was recognized as changes in accounting estimates at the time the board of directors passed the resolution. If the amount still changes on the day shareholders pass the resolution, it shall be treated as changes in accounting estimates and entered into accounts in the year shareholders pass the resolution.

■Appendix Ⅴ

Impact upon Business Performance and EPS Resultant from
Nonremunerative Share Allotment this time Operating
Performance and Earnings Per Share

Year Item			2013 (Estimate)
Paid-in capital at the beginning of the period (NT$1,000)			75,941,496
Status of distribution of shares and dividends for the year in question (Note 1, Note 2)	Cash dividend per share (NT$)		1.05
	Number of shares distributed for each share in earned surplus turned capital increase (shares)		None
	Number of shares distributed for each share in capital reserve turned capital increase (shares)		None
Status of change of operating performance	Operating profits		N/A (Note 3)
Increase (decrease) ratio of operating profits compared to the same period last year
After-tax net earnings
Increase (decrease) ratio of after-tax net earnings compared to the same period last year
Earnings per share (retroactive adjustment)
Increase (decrease) ratio of earnings per share compared to the same period last year
Average annual rate of return (counting average annual P/E ratio in reverse)
Projected earnings per share and P/E Ratio	If earned surplus-turned capital increase is completely replaced by distribution of cash dividends	Projected earnings per share
Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted	Projected earnings per share
Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted and earned surplus-turned capital increase is distributed in cash dividend instead	Projected earnings per share
Projected average annual rate of return

Performance and Earnings Per Share

If capital reserve-turned capital increase is not conducted and earned surplus-turned capital increase is distributed in cash dividend instead	Projected average annual rate of return

Note 1:	After a resolution is passed at ANNUAL SHAREHOLDERS’ MEETING 2013.
Note 2:
A total of NT$7,987,973,811 is distributed as dividends, NT$1.05 per share, all of which will be distributed in cash. The above distribution of dividends to shareholders and the cash and stock dividend distribution rates are calculated based on the number (7,607,594,106) of shares recorded in the Register of Shareholders as of March 28, 2013. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation and make adjustments accordingly.

Note 3:	According to the “Guidance Concerning Handling of Financial Forecast Information of Public Companies”, the Company is not required to disclose its financial forecast for 2013.

President: Jason C.S. Chang　　Manager: Richard H.P. Chang　　Accountant Manager: Joseph Tung

Summary of Corporate Governance Differences

Item 16G.  Corporate Governance

As a company listed on the New York Stock Exchange, or the NYSE, we are subject to certain corporate governance rules of the NYSE. The application of the NYSE’s corporate governance rules is limited for foreign private issuers, recognizing that they have to comply with domestic requirements. As a foreign private issuer, we must comply with the following NYSE corporate governance rules: 1) satisfy the audit committee requirements of the SEC; 2) chief executive officer must promptly notify the NYSE in writing upon becoming aware of any material non-compliance with applicable NYSE corporate governance rules; 3) submit annual and interim affirmations to the NYSE regarding compliance with applicable NYSE corporate governance requirements; and 4) provide a brief description of any significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards. The table below sets forth the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
Director independence
Listed companies must have a majority of independent directors, as defined under the NYSE listing standards.
Two members of our board of directors are independent as defined in Rule 10A-3 under the Exchange Act. We do not assess the independence of our directors under the independence requirements of the NYSE listing standards.

Pursuant to relevant laws and regulations of the ROC, we have two independent directors on our board of directors that were elected through the candidate nomination system at our annual general meeting on June 21, 2012.

To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.

All of our directors attend the meetings of the board of directors. Our non-management directors do not meet at regularly scheduled executive sessions without management. The ROC Company Law does not require companies incorporated in the ROC to have their non-management directors meet at regularly scheduled executive sessions without management.

Nominating/Corporate governance committee
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We do not have a nominating/corporate governance committee. The ROC Company Law does not require companies incorporated in the ROC to have a nominating/corporate governance committee.
Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices.

The ROC Company Law requires that directors be elected by shareholders. Under ROC law and regulations, companies that have independent directors are required to adopt a candidate nomination system for the election of independent directors. Our two independent directors were elected through the candidate nomination system provided in our articles of incorporation. All of our non-independent directors were elected directly by our shareholders at our shareholders meetings without a nomination process.
Compensation committee
Listed companies must have a compensation committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We have established a compensation committee on September 29, 2011 which was required by the regulations promulgated by the FSC in March 2011. The charter of such committee contains similar responsibilities as those provided under NYSE listing standards.

Audit committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. Pursuant to the ROC Securities and Exchange Law, public companies shall either establish an audit committee or install supervisors provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisor.  The FSC has promulgated such compulsory ruling on February 20, 2013 (the “FSC Ruling”), and all public companies meeting the criteria provided in the FSC Ruling shall retain an audit committee no later than the expiration of the term of the current directors and supervisors.  We currently have supervisors and shall replace our supervisors by establishing an audit committee no later than the expiration of the term of our current directors and supervisors in accordance with the FSC Ruling.

The audit committee must have a minimum of three members.
We currently have two members on our audit committee. Our audit committee members satisfy the independence requirements of Rule 10A-3 under the Exchange Act. We do not assess the independence of our audit committee member under the independence requirements of the NYSE listing standards.

In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.
The audit committee must have a written charter that provides for the duties and responsibilities set out in Rule 10A-3 and addresses certain other matters required by the NYSE listing standards.
Our audit committee charter provides for the audit committee to assist our board of directors in its oversight of (i) the integrity of our financial statements, (ii) the qualifications, independence and performance of our independent auditor and (iii) our compliance with legal and regulatory requirements and provides for the duties and responsibilities set out in Rule 10A-3. Our audit committee charter does not address all the matters required by the NYSE listing standards beyond the requirements of Rule 10A-3.

Because the appointment and retention of our independent auditor are the responsibility of our entire board of directors under ROC law and regulations, our audit committee charter provides that the audit committee shall make recommendations to the board of directors with respect to these matters.

Each listed company must have an internal audit function.
We have an internal audit function. Under the ROC Regulations for the Establishment of Internal Control Systems by Public Companies, a public company is required to set out its internal control systems in writing, including internal audit implementation rules, which must be approved by the board of directors.
Our entire board of directors and the Chief Executive Officer are responsible for the establishment of the internal audit functions, compliance with the internal audit implementation rules and oversight of our internal control systems, including the appointment and retention of our independent auditor.

Equity compensation plans
Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.

We comply with the corresponding requirements of the ROC Company Law, the ROC Securities and Exchange Law, and the ROC Criteria Governing the Offering and Issuance of Securities by Securities Issuers, which require shareholders’ approval for the distribution of employee bonuses, while the board of directors has authority to approve employee stock option plans by a majority vote of the board of directors at a meeting where at least two-thirds of all directors are present and to grant options to employees pursuant to such plans, subject to the approval of the Securities and Futures Bureau of the FSC, and to approve treasury stock programs and the transfer of shares to employees under such programs by a majority vote of the board of directors in a meeting where at least two-thirds of all directors are present.

Corporate governance guidelines
Listed companies must adopt and disclose corporate governance guidelines.
We currently comply with the domestic non-binding Corporate Governance Best-Practice Principles for Taiwan Stock Exchange and GreTai Securities Market Listed Companies promulgated by the Taiwan Stock Exchange and the GreTai Securities Market, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

Code of ethics for directors, officers and employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our company and our subsidiaries and will disclose any waivers of the code as required by Item 16B of Form 20-F. We have posted our code of ethics on our website.

Description of significant differences
Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic	This table contains the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

companies under NYSE listing standards.
CEO certification
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.
As a foreign private issuer, we are not required to comply with this rule; however, our Chief Executive Officer provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act.
Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.
We intend to comply with this requirement.
Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.
We have complied with this requirement to date and intend to continue to comply going forward.
Website
Listed companies must have and maintain a publicly accessible website	We have and maintain a publicly accessible website.